10/20

04045688

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genetic Technologies Limited

*CURRENT ADDRESS

PROCESSED

NOV 0 1 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34627 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 10/25/04



82-34627

# genetic technologies limited

ACN 009 212 328

## annual report 2004

ARLS
6-30-04

# CORPORATE DIRECTORY

| | |
|---|---|
| **Directors** | Dr Mervyn Jacobson (Executive Chairman)<br>Mr Fred Bart (Deputy Chairman)<br>Mr Ian Alistair Dennis (Executive)<br>Prof Deon Jacobus Venter (Non Executive)<br>Mr Robert John Edge (Non Executive) |
| **Company Secretary** | Mr Ian Alistair Dennis |
| **Registered Office** | 60-66 Hanover Street<br>Fitzroy VIC 3065<br>Australia<br><br>Telephone 613 9415 1135<br>Facsimile: 613 9417 2987<br><br>E-mail: info@gtg.com.au |
| **Corporate Office** | Suite 2, Level 12<br>75 Elizabeth Street<br>Sydney NSW 2000<br>Australia<br><br>Telephone 612 9233 5015<br>Facsimile: 612 9232 5313<br><br>E-Mail: iandennis@gtg.com.au |
| **Share Registry** | Computershare Investor Services<br>Level 2, 45 St George's Terrace<br>Perth WA 6000<br>Australia<br><br>Telephone 618 9323 2000<br>Facsimile: 618 9323 2033<br><br>www.computershare.com |
| **Bankers** | St George Bank Limited<br>333 Collins Street<br>Melbourne VIC 3000<br>Australia<br><br>KeyBank National Association<br>1130 Haxton Drive<br>Fort Collins CO 80525<br>USA |
| **Auditors** | Ernst & Young<br>Chartered Accountants<br>The Ernst & Young Building<br>321 Kent St<br>Sydney NSW 2000<br>Australia |
| **Stock Exchange Codes** | Australia ASX - GTG - ordinary shares<br>USA ADR's OTC - GNTLY |
| **Company Website Address** | www.gtg.com.au |

# CONTENTS







[illegible]

# MESSAGE FROM THE CHAIRMAN

It is pleasing to note that the close of financial year 2004 saw Genetic Technologies Limited ("GTG") in a solid financial position. We have significantly improved our working capital reserve compared to last year, and we held consolidated cash deposits in excess of $11.3 million. Our genetic testing business is now well positioned to continue its rapid expansion and we have created an excellent platform from which to expand our licensing activities. We are also accelerating development of our proprietary research projects, some of which have considerable upside potential - both scientifically and commercially.

GTG has great faith in the patent process. We actively support the system whereby new inventions lead to new patents - which in turn lead to new licenses - which then creates new revenue streams to fund future expansion and also new research. It is again pleasing to note that after some 15 years, all 24 countries in which we originally filed our non-coding patents have finally granted these patents. Our patent portfolio also grew during the last year through an active acquisition program. This allows us to now offer new genetic tests not previously available in Australia or New Zealand. At the same time, we have expanded our laboratory facilities and recruited additional scientific staff. Also during the 2004 year, we were accredited by the relevant authorities to provide an expanding range of genetic tests.

In summary, what originally began as just parentage testing has steadily grown to now also include a number of new human diagnostic tests, the genetic testing of animals and most recently, forensic DNA testing. Our mission remains to become the biggest and the best independent genetic testing laboratory in the Asia-Pacific Region and to see such expansion then deliver to GTG solid and reliable revenues in future years.

This expanding revenue base, coupled with the upside potential of GTG's licensing and research activities, should prove attractive to potential investors in Australia, and also overseas, as we achieve our Level 2 ADR NASDAQ listing in USA in the coming months.

Several senior management appointments were made during the year. Mr. Robert Edge joined the GTG Board of Directors and also accepted the position of Chairman of the Audit Committee. Dr. Adrian Hodgson became Director of Science and Chief Operating Officer. Mr. Tom Howitt became our first, full-time, Chief Financial Officer. These appointments strengthened the GTG senior management team and provided the skills and experience required to satisfy new and increasingly complex issues, including new corporate governance regulations, both in Australia and in USA.

In recent times, GTG was reluctantly obliged to commence legal action against three biotechnology companies in USA to enforce its patents and to protect its rights. In two such cases, satisfactory settlements were quickly reached. In the third case, the matter has progressed steadily through the US legal system, in the District Court of Northern California. While such a distraction may reduce the rate at which licenses can be secured, validation of the GTG patent claims in such a legal action should, longer term, increase the strength and value of the Company's patents, and also lead to increased licensing activity and increased fees in the future.

Finally, I would like to thank my fellow Directors, our senior management team and all our staff for their commitment and their contribution, which allowed GTG to achieve so much in the course of the past year. I would also like to express my appreciation to all shareholders for their continued support and for sharing our vision. We look forward to a rewarding year ahead - for the Company and also for its various stakeholders.



Dr Mervyn Jacobson
Executive Chairman
30 August 2004

# REVIEW OF OPERATIONS

## Overview

Based at the Company's headquarters in Melbourne, Australia, the operations of the various companies that comprise the Genetic Technologies Limited group ("GTG" and the "Group") can be split into three broad operational areas: genetic testing, licensing and research. During the 2004 financial year, a number of important developments occurred in these respective areas each of which is expected to deliver positive benefits for the Group and its shareholders in the coming year and beyond.



The Group's testing businesses, which now provide genetic tests across Australia and internationally covering the complete spectrum of living things (humans, animals and plants), all made significant progress during the year, with each delivering predictable and increasing revenues for the Group. It is envisaged that these operations should become cash flow positive for the first time during the coming financial year and make a contribution to the costs of the Group's other businesses. The continuing expansion of GTG's testing businesses has included the acquisition of rights to perform new tests as well as the granting of important external accreditations to the Company. In addition, significant human and financial resources have been deployed to increase the public profile and awareness of the GTG testing services and to promote them to a wide range of potential users and appropriate industry bodies, all with considerable success.

The GTG Group holds an extensive and growing portfolio of patents covering a number of key areas in the rapidly expanding fields of genetics and biotechnology. Perhaps the best known of these are the two families of patents relating to uses of "non-coding DNA". These patents, covering Intron Sequence Analysis and Genomic Mapping respectively, were granted in a number of countries following pioneering research into so-called "junk DNA" conducted by the founders of GTG during the late 1980's and early 1990's. The founders' insights into the role and potential uses of non-coding DNA were particularly profound and precipitated a wave of genetic activity that has grown enormously in the intervening years. The desire to use the important proprietary technology covered by these patents has created a significant opportunity for GTG to license its intellectual property around the world. During the three years ended 30 June 2004, total license fees in excess of $7.5 million have already been derived by GTG, with future recurring revenues being secured from ongoing fees and royalty streams. Whilst legal action undertaken by the Company against a large U.S.-based biotechnology company for infringement of the GTG patents has recently slowed the growth of licensing revenues, the Company is hopeful of a successful resolution of the matter in the near term which should deliver a considerable increase in these revenues for the remainder of the 2005 financial year and establish a sound platform for future expansion of the Group's licensing activities.

# REVIEW OF OPERATIONS (CONT)



One of the cornerstones of the GTG business strategy is to conduct a series of carefully selected research programs to exploit the Group's underlying technology and its considerable in-house scientific resources for commercial gain. During the 2004 financial year, three such projects continued to make important progress with a number of significant scientific milestones having been achieved. As a result, the Company is actively seeking to accelerate the activities of two of these projects, known as RareCellect® and ImmunAid respectively, with a view to creating products for commercialisation as soon as practicable. To accelerate a commercial return from these projects, additional resources will be required and, to assist with this objective, the Group has lodged an application with AusIndustry to seek external Government funding for the RareCellect® project and will also seek to raise funds from investors on a project by project basis. The recent execution of various agreements between the Company and the C.Y. O'Connor ERADE Village Foundation, a leading research facility in Western Australia, will significantly expand the Group's research activities in the coming years, providing opportunities for the commercialisation of genetic and other technologies developed by the Foundation in collaboration with GTG.

In short, the GTG Group is now well-positioned to capitalise on its significant portfolio of proprietary technologies, the increasing market awareness of its broad range of tests and its considerable in-house scientific resources to create a Company with both a solid and expanding revenue base from its testing activities, and considerable "blue-sky" potential from its licensing and research activities. The Directors are confident that this compelling combination of research and licensing activities underpinned by a stable cash generating business will continue to be attractive to potential investors and result in a steady rise in the Company's share price in the medium and longer terms.

"Our genetic testing business is now well positioned to continue it's rapid expansion..."



# REVIEW OF OPERATIONS (CONT)



## Genetic Testing

### Overview

During the 2004 financial year, GTG continued to provide an expanding range of high quality and cost effective genetic testing services and maintained its status as Australia's largest accredited parentage testing laboratory. Further, GTG became the country's first private laboratory to be awarded NATA (National Association of Testing Authorities) accreditation for forensic DNA analysis. GTG is confident that it can utilise its considerable testing experience and state-of-the-art facilities to capture a meaningful proportion of this important market segment. GTG's animal testing services have expanded beyond its initial provision of DNA tests for pets and aviary birds by attaining the endorsement and support of the Australian National Kennel Council to provide both parentage and genetic disease diagnostic tests for Australia's dogs. In the potentially lucrative area of livestock testing, GTG is currently validating parentage and trait genetic testing for the cattle and sheep industries in Australia and New Zealand. These initiatives have been welcomed by both dog associations and livestock industries alike and the prospects for expanding these business areas and securing revenue growth are promising. Most recently, GTG has been invited to assist in the application of new genetic insights to help increase the productivity of the Chinese dairy herd. In the area of agriculture, GTG's subsidiary company, AgGenomics Pty. Ltd., experienced steady growth during the year, with further expansion planned during the 2005 financial year through the provision of a variety of new genetic testing services for plants, livestock and aquaculture species.

GTG's human genetic disease testing services also delivered steady growth during the year, with an increasing demand for the Company's cancer susceptibility tests. Further, whilst various public sector organisations across Australia struggle to clear mounting backlogs of such samples, GTG is well-positioned to process significant numbers of these tests with greatly improved turnaround times. It is anticipated that GTG's competitive pricing and fast response times, together with a proactive marketing campaign, will enable it to capture an increasing market share for cancer susceptibility testing.

Also during the 2004 financial year, GTG became the exclusive referral laboratory in Australia and New Zealand for GENDIA, the international network of human genetic testing laboratories. This important affiliation generates business for GTG's tests from the international market and simultaneously enables the Company to offer a wide range of human genetic tests in the region. GTG has also acquired the commercial rights from the University of Sydney for a genetic test capable of determining whether or not athletes possess a predisposition for speed or endurance events. GTG is currently developing a test marketing campaign for this ACTN3 test, initially directed towards elite athletes and their trainers.



### Parentage testing

The GTG Group has extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity and the determination of other familial relationships. Of these tests, the most common type of familial DNA testing is paternity testing to determine the identity of the father of a given child. This test is performed by comparing the genetic profiles of the mother, the child and the alleged father.

Other examples of parentage testing provided by GTG include:

- Y chromosome testing; to determine if two males come from the same paternal line.
- Mitochondrial DNA testing; to determine if two people come from the same maternal line.
- Sibship testing; to determine if people are full siblings, i.e. have the same mother and father.
- Maternity testing; to determine the mother of a child.
- DNA typing; to reveal the DNA makeup of a given individual.
- Grandparent analysis; to determine the grandparents of a child. This test is mainly used in cases where a will is contested.
- Antenatal DNA testing; to determine the father of an as-yet unborn child.

Major users of the reports issued by GTG following these tests include the Family Court and the Department of Immigration and Multicultural and Indigenous Affairs (DIMIA). In fact, GTG is one of only two DNA testing laboratories in Australia recognised by DIMIA to provide DNA tests for immigration purposes and one of only three laboratories worldwide used by Kenyon Corporation, believed to be the world's largest disaster management company.

During the year, GTG has expanded the marketing of its range of paternity testing services through new websites, information brochures and direct consultation with potential user groups. Recently, the Company was awarded a two-year contract for the provision of paternity testing for Queensland Health Services which has provided GTG with a firm base from which to further expand its business. Although GTG already receives samples for paternity testing from overseas, the Company is establishing an internet-based service to capture a larger share of the significant European market.

On a scientific level, GTG has transferred its paternity testing analysis from gel-based to modern capillary-based instrumentation enabling its full integration into the Company's high throughput, computer-controlled robotic systems. In addition to increasing sample processing capacity, the new system provides considerable operational economies of scale which further enhance the Company's competitive position in the market place.

### Forensic testing

In March 2004, GTG was awarded formal accreditation to perform forensic DNA analysis by NATA (National Association of Testing Authorities). Formerly restricted to State Government Police or Health laboratories, GTG was the first and is still the only private laboratory in Australia accredited to conduct tests of forensic DNA samples.

A global trend in forensic analysis is to expand the database of DNA profiles collected from convicted offenders, suspects and crime scenes to assist with more rapid identification of repeat offenders. It has been estimated that the criminal component in Western societies represents about four percent of the population and the aim of the national Crim-Track system is to establish a database of DNA profiles of this group which, for example, numbers approximately 180,000 individuals in Victoria alone. At present, most State forensic DNA databases hold between 2,000 and 30,000 DNA profiles and so extensive additional testing will be required to establish the core database. Consequently, the government laboratories have substantial backlogs of samples and the problem is growing as the rate of collection continues to exceed the rate at which the samples can be processed.

Having installed state-of-the-art, high-throughput robotic DNA analysis instrumentation and recruited highly qualified and experienced staff, GTG is ideally positioned to assist the Police in clearing these DNA sample backlogs and to provide on-going testing services to support the DNA databases. GTG is already working closely with the police in several states to address these backlogs and has recently received forensic DNA samples from a State Government agency to conduct a pilot program with a view to establishing an ongoing service agreement.

Recently, GTG was pleased to be able to assist authorities with the analysis of forensic DNA samples associated with a recent high-profile investigation and the Company is confident that this type of high-profile work will heighten awareness in the marketplace of the Company's forensic DNA testing services. This awareness, when coupled with additional promotion through our websites, brochures, conferences and marketing directly with potential clients, should lead to a marked increase in revenue generated by this business during the coming financial year.

# REVIEW OF OPERATIONS (CONT)

## Molecular diagnostics

GTG previously reported that, through a strategic alliance with the major US company Myriad Genetics Inc., it was able to offer genetic susceptibility testing for cancers affecting the breast, ovaries, bowel and skin throughout Australia and New Zealand.

During the past 12 months, GTG has made significant progress in expanding its human genetic disease diagnostic business. In November 2003, GTG improved its competitive position by becoming the regions' exclusive referral laboratory to the world-wide GENDIA diagnostic genetic testing network. Through its own, state-of-the-art, computer-controlled, fully automated laboratory and the GENDIA network, GTG is now able to offer more than 350 genetic tests, many of which have never before been available in Australia and New Zealand.

GTG is now receiving specimens for testing from both the private and public sectors and is setting new standards in efficiency and turnaround times. Cancer genetic susceptibility tests can be complex and some public sector facilities have considerable backlogs resulting in patients having to wait between six months to two years for a result. In contrast, GTG is able to complete such testing within two to 12 weeks. GTG has received its first major breast cancer susceptibility testing contract and is pleased to be able to assist with clearing the clients' test backlog. Together with enhanced marketing of our services and a growing track record of fast, accurate reporting, GTG anticipates continued growth of this business unit during the coming financial year and beyond.

## Animal testing

GTG acquired Genetic Science Services ("GSS") in May 2003 to accelerate the Group's entry into the animal genetic testing market. Commencing with bird sexing and bird disease susceptibility testing, GTG has expanded this business by offering DNA testing to dog breeders through a program endorsed by the Australian National Kennel Council ("ANKC"). Australia is currently home to some 70,000 registered, pure bred dogs and, up until now, dog owners have relied upon slow and expensive genetic testing services provided by overseas companies. In liaison with the ANKC, GSS has developed an impressive capability in dog parentage testing for pedigree assurance and provides additional genetic testing for several of the most common canine genetic diseases. The Company is confident of future expansion of this business through active marketing, training and awareness programs and by virtue of the fact that the ANKC plans to introduce mandatory genetic testing for dog registration by 2006.

## Agri-business testing

During the year, AgGenomics Pty. Limited, GTG's joint venture company with the Victorian State Government's Department of Primary Industries, continued to provide expert genetic testing on plant, aquaculture and livestock samples. Several new genetic testing contracts were executed, most notably with two New Zealand companies, Ovita Limited and A2 Corporation Limited. Ovita develops and commercialises intellectual property relating to the sheep industry and has contracted AgGenomics to conduct proprietary parentage and trait testing for 20,000 sheep. A2 Corporation was formed to commercialise milk produced by cows that contains the less-allergenic A2 protein, rather than the more common, allergy-inducing A1 protein. A2 Corporation commissioned AgGenomics to test cow samples to determine whether they possessed the A1 or A2 gene so that segregated, pure A2 herds could be established. AgGenomics' large genetic testing capacity, combined with its specialist capabilities, places it a strong position to expand its business.

Further, in other agricultural testing advances made during the year, GTG has developed parentage testing for sheep and cattle and has actively promoted this service to peak industry bodies such as Australian Wool Innovation and also directly to breed councils.

# REVIEW OF OPERATIONS (CONT)

## Licensing

### Overview

The GTG Group holds an extensive and growing portfolio of patents covering a number of key areas in the rapidly expanding fields of genetics and biotechnology. Perhaps the best known of these are the two families of patents relating to uses of "non-coding DNA". These patents, covering Intron Sequence Analysis and Genomic Mapping respectively, were granted following pioneering research into so-called "junk DNA" that was conducted by the founders of GTG during the late 1980's and early 1990's.

The broad scope of the resulting patents, which have now issued in twenty four countries around the world, enables wide ranging applications and, as a result, they have considerable value. Licensing of these patents to the many companies globally that require access to this technology has been, and continues to be, a major component of GTG's business and an important source of revenue for the Company. Typically, the fees received in respect of these licenses, which can take the form of both cash and other "in kind" consideration such as access to intellectual property owned by the licensee, include compensation for past infringements and future access to the technology. Importantly, as the scientific world at large increasingly depends on genetic information, the value of GTG's technology has risen accordingly.

In its formative stages, GTG resolved to make its patented technology accessible and widely available to the biotechnology community at large. Since then, the Company has pursued an active licensing program that has seen the issue of 20 licenses to date. As awareness of these patents has expanded, so too has the number of parties around the world with whom license negotiations have been initiated.

### The year in review

During the 2004 financial year, ten new licenses were issued, an encouraging increase on the seven issued during the previous year. Of these, six licenses were issued to commercial organisations and four to research organisations. The following is a list of the parties to whom these licenses were issued, seven of whom are international.

Commercial licenses were issued to:

- Laboratory Corporation of America ("LabCorp") (USA);
- Quest Diagnostics Ltd. (USA);
- Tm Bioscience Corporation (Canada);
- ViaLactia Biosciences Limited. (New Zealand);
- Ovita Limited (New Zealand); and
- C.Y. O'Connor ERADE Village Foundation (Western Australia).

Both LabCorp and Quest Diagnostics are major suppliers of human diagnostic services, principally in the United States, each operating a substantial network of testing laboratories and each offering a wide range of genetic tests. In addition, LabCorp and GTG are now exploring opportunities for collaboration in other areas. For example, GTG has granted LabCorp a priority right to review its intellectual property in the areas of foetal cell recovery and foetal DNA detection.

Based in Toronto, Canada, Tm Bioscience is a leading provider of diagnostic kits for human genetic testing and is the Company's first Canadian licensee.

ViaLactia Biosciences, a subsidiary of the New Zealand dairy co-operative Fonterra, is a biotechnology company focussed on research for the dairy industry. In September 2003, ViaLactia became the Company's first New Zealand based licensee. ViaLactia is currently pursuing the extension of this initial license into a full commercial license.



# REVIEW OF OPERATIONS (CONT)



Ovita, another New Zealand based biotechnology company, conducts research to improve the commercial value of sheep breeding. The issue of a license to Ovita in June 2004 followed an agreement reached earlier in the year between Ovita and the GTG subsidiary AgGenomics to conduct genetic tests on samples of sheep DNA. Ovita's license covers both the company's research projects and also its future commercial activities.

As discussed elsewhere in this review, the license issued to the C.Y. O'Connor ERADE Village Foundation forms part of a larger strategic alliance that has been established between the two organisations. The Foundation, which also incorporates the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology, is a private research organisation closely associated with the University of Western Australia that focuses on a significant range of genetic and genomic research.

Key elements of the newly formed alliance include:

- an assignment of key patents and other intellectual property to GTG;
- the issue of a license to the GTG non-coding DNA patents; and
- an agreement whereby the Company will fund selected research programs undertaken by the Foundation on GTG's behalf.

Research licenses were issued to:

- Colorado State University (USA);
- King's College London (UK);
- University of Sydney (New South Wales); and
- University of Technology, Sydney (New South Wales).

The research licenses granted to Colorado State University, King's College London, University of Sydney and University of Technology, Sydney were all issued to support the research programs undertaken by these institutions and to demonstrate GTG's commitment to making its technology readily accessible to government funded research operations.

Although research license discussions initially focus on the need of an institution to secure access to GTG's non-coding DNA technology, this frequently leads to further, wider ranging discussions that yield significant additional opportunities for the Company. For example, through its research into the genetic basis for several human diseases, researchers at the University of Sydney discovered a genetic association with a given individual's predisposition for sprint versus endurance events and invited GTG to participate in its commercialisation. Similarly, GTG and King's College London are now collaborating to further explore the functionality of certain non-coding DNA elements, particularly as they relate to breast cancer susceptibility and certain neuro-psychiatric conditions, such as schizophrenia.

### The year ahead

Licensing negotiations arise both in response to companies identifying their need for access to the GTG technology and through GTG identifying companies who are using the technology but who may not have been aware that it was covered by these patents.

In the main, the negotiations proceed to a mutually acceptable outcome, with a license agreement being executed by the parties and some form of consideration (cash or other assets) being paid to the Company, typically as a signing fee plus an ongoing royalty or annuity stream. Unfortunately however, on occasion the parties are unable to negotiate a satisfactory outcome, leaving GTG (the patent holder) with no option but to commence legal action to have its patent enforced and its position protected.

To date, GTG has reluctantly commenced legal action against three such companies to enforce its patents. In two of these cases, satisfactory settlements were subsequently reached by the parties, whilst the third case, against Applera Corporation of Connecticut, USA is progressing through the normal legal processes in the District Court of Northern California, USA. The next major step in this process is the so-called "Markman" hearing at which a judge will make a formal interpretation of the claims of the patents. This hearing is currently scheduled to be heard in September 2004. Importantly, the Company is still receiving the benefit of an expired insurance policy that has covered the majority of the legal costs associated with the Applera matter.

The existence of this court case has temporarily hampered the Company's licensing activities, as some potential licensees are reluctant to negotiate license terms until such time as the matter has been resolved. Whilst this situation has reduced the rate at which licenses have been secured by the Company in the short term, it is important to note that validation by the Court of the GTG claims should substantially increase the strength and value of the Company's non-coding DNA patents. In turn, this outcome should increase both the number and value of subsequent licenses.

# REVIEW OF OPERATIONS (CONT)

## Research

### Overview

GTG continues to support an active program of research in the broad fields of genetics and biotechnology. The key objective of such research is to capitalise on the Group's existing technology base and its in-house technical expertise and laboratory facilities to create valuable additional intellectual property which can either be commercialised in its own right or licensed out to third parties for a fee. In turn, this strategy provides the Company with further potential sources of income and expansion of its intellectual property portfolio.

Importantly, a detailed assessment process is undertaken prior to the Company initiating any new research programs. New research opportunities are evaluated against extensive criteria set within a business case proforma and issues including the project's technical merit, potential return on investment, intellectual property position and the Company's ability to fund the project are all carefully examined before any final decision is reached.

Once selected, GTG manages each project through a project management team. In addition, at regular intervals, each project is reviewed by the Company's senior management team to ensure that the progress being made is consistent with project objectives, that the project remains aligned with corporate objectives and that the project plans and budget are updated to reflect any changes. Projects that fail to meet its objectives are either modified or terminated. Where necessary, an external scientific advisory board is established to provide further project governance. For example, an advisory team comprising independent eminent researchers and clinicians regularly reviews the progress made on GTG's ImmunAid project. At an appropriate stage in the project's life cycle, external third party funds may be sought to offset the cost of the research programs. GTG has had a long history of building value through investment in research and development. To date, for example, GTG's non-coding DNA patents have yielded in excess of $7.5 million in license fees.

As at the end of the 2004 financial year, GTG was actively involved in five principal research projects:

- RareCellect®; an in-house project to create a widely applicable, non-invasive, pre-natal genetic test based on the successful isolation of foetal cells from maternal blood;
- ImmunAid, which aims to improve the efficacy of cancer therapy and treatment of HIV-AIDS;
- The Pathogen Genomics and Genetics Research Program, an in-house project
  using novel techniques to identify proteins within intestinal parasites for a parasite control program;
- Research programs conducted through the C.Y. O'Connor ERADE Village Foundation in Western Australia; and
- A research program conducted through King's College London.



# REVIEW OF OPERATIONS (CONT)

### RareCellect®

GTG supports an in-house research project called RareCellect®, to develop a widely applicable, non-invasive, prenatal genetic test based on the successful isolation of foetal cells from maternal blood using one of the Company's patented technologies. Currently, Amniocentesis and Chorionic Villous sampling are used to collect foetal cells for genetic testing. However, both of these invasive tests present significant risk to both the foetus and mother through associated hemorrhage with accompanying spontaneous abortion. Accordingly, there is an urgent need for a safe, non-invasive means of obtaining foetal cells during pregnancy. RareCellect® has two issued and two pending patents covering novel methods to recover foetal cells or foetal DNA from maternal blood. Recently, our research team successfully achieved significant foetal cell separation on a number of occasions using the Company's patented technology. Future efforts in this potentially valuable project will involve the optimisation of the procedure to facilitate its commercialisation as a standard prenatal test and to partner with appropriate third parties to accelerate the development program. The creation of a successful test using the GTG technology could see it being applied routinely for the pregnancy market, estimated to be potentially worth in excess of $3.5 billion annually.

### ImmunAid

Human monitoring trials for GTG's ImmunAid project, that aims to improve the efficacy of cancer therapy and treatment of HIV-AIDS, have now been established for ovarian cancer, mesothelioma and HIV-AIDS. In collaboration with scientists at the University of Western Australia, the Royal Perth Hospital and the Royal Women's Hospital in Melbourne, ImmunAid aims to develop a test that can be used to assist in the delivery of intervention therapies by determining when patients are likely to be more responsive to treatment through improved immune function. The ImmunAid project is governed by the Board of Directors of ImmunAid Pty. Ltd. and has a technical review committee comprising a number of eminent scientists and clinicians. ImmunAid has filed four patent applications to protect its intellectual property. After two years of support from GTG, ImmunAid has commenced clinical trials in both ovarian cancer and HIV-AIDS patients with its collaborators and, if successful, Phase II clinical trials are expected to commence during 2005.

### Pathogen Genetics and Genomics Program

The Pathogen Genomics and Genetics Research Program (PGGP), which is being conducted under a contract with the University of Melbourne, Department of Veterinary Science, is the Company's third research project. GTG commenced supporting the Program in 2001 (PGGP1) and in 2003 the second program (PGGP2) secured financial support from both the ARC Linkage Program and Meat and Livestock Australia.

The first patent application filed by GTG for PGGP1 covered a novel identification test for the water-borne poisoning parasite Cryptosporidium spp. The test is under technical transfer to a water analysis laboratory for commercial application.

The PGGP2 program aims to discover new drug targets for the control of intestinal parasitic diseases using genomic analysis. Having now completed its first full year of a three year project, PGGP2 has so far identified several proteins within intestinal parasites of livestock that could be targets for an effective parasite control. The next stage of the project will be to isolate and purify the proteins with a view to commencing high-throughput screening of compound libraries to identify candidates for use in the treatment of cattle and sheep.

# REVIEW OF OPERATIONS (CONT)

### C.Y. O'Connor

In June 2004, the Company entered into a series of agreements with the C.Y. O'Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology (the "Foundation") under which GTG will provide research funding to the Foundation for a period of five years to develop novel, high-value genetic tests for commercialisation by GTG.

The research program was formed upon the acquisition by GTG of genetics and genomics intellectual property generated by the Foundation. GTG will also own any and all intellectual property generated by the Foundation as part of the agreement between the parties.

The Foundation will apply patented technologies to the strategic development of novel, high-value genetic tests for commercialisation by GTG. The first projects for research include marker-assisted diagnostics for tissue typing and human diseases including breast cancer susceptibility, a genetic test for recessive black wool in sheep and hip dysplasia in dogs. Markets for these genetic tests are substantial and, if the research is successful, the tests will form an important addition to the Company's testing portfolio.

### King's College London

The purpose of the research carried out by King's College London is to establish the importance of the type of DNA sequence known as VNTRs (Variable Number Tandem Repeat polymorphisms) in human disease and to secure appropriate Intellectual Property (IP) relating to these repeats. VNTRs show different sequence properties from person to person, and are thought to be involved in predisposing some individuals to a range of diseases such as cancer and dementia. Therefore, the ability to identify the VNTRs associated with diseases, and thus use them as a diagnostic test, and, possibly a target for disease treatment or prevention, is a logically desirable goal for GTG. This project (currently being carried out at King's College London, under the auspices of Dr. Gerome Breen), has developed new ways of identifying novel VNTRs in humans, as well as methods for highlighting which of these may be involved in disease states. Work is ongoing, and is now focussed on the identification of polymorphisms of potential diagnostic use, some of which may be or indicate "drugable" targets. This data will be used to progress the GTG IP position on VNTRs for clinical diagnostics and treatment.



# REVIEW OF OPERATIONS (CONT)

## Corporate Matters

### Financial overview

The attached consolidated financial accounts for the 2004 financial year disclose a net loss of approximately $10.7 million, comprising revenues of $5.4 million and expenses of $16.1 million. However, in order to fully appreciate the true results from the Company's operations, some analysis of these isolated numbers needs to be made.

Revenues for the year in respect of the Company's genetic testing businesses were similar to the preceding year at approximately $2.8 million, although the composition of business changed as increased competition for parentage testing was off set by increasing revenues from molecular diagnostics. Further, considerable efforts were made to acquire a number of additional tests which will become fully operational during the 2005 financial year. As mentioned previously, the outstanding litigation in the US has hampered the Company's licensing activities, as potential licensees are reluctant to negotiate license terms until such time as the matter is resolved.

Included in the consolidated loss of $10.7 million are non-cash and non-recurring items, including amortisation, depreciation and litigation expenses, totaling nearly $5 million. Accordingly, the Group's true recurring cash loss is reduced to approximately $5.7 million. In addition, expenses incurred during the year (both internal and external) in respect of research and development projects were in the order of approximately $2 million.

The Company is actively pursuing ways to improve its operational efficiency and reduce associated costs. The proposed centralising of the Group's finance function in Melbourne is one example of the ways in which the Company seeks to improve its efficiency to maximise profits for shareholders. Furthermore, as stated, the Company is actively seeking to secure separate funding for certain of its research projects via Government grants and external third party investment to augment the funds it already receives from other grants, all of which will reduce the funding burden on the Group.

The Group disposed of its remaining shares in listed public companies during the year, generating a net profit of approximately $584,200. This divestment not only generated valuable funds for the Company but is part of the Company's overall strategy to focus on its core technology businesses.

During the year, GTG raised a total of $10 million (less associated fees of $350,000) from the issue of 13,333,333 ordinary shares in the Company, at an issue price of $0.75 per share, as part of private placement. It also raised a further $1,242,452 from the issue of 4,574,136 ordinary shares resulting from the exercise of options. In total, GTG raised a total of $10,892,452 (net of associated fees) from the issue of 17,907,469 ordinary shares in the Company, at an average issue price of $0.61 per share.

The funds raised from these issues have provided the Company with sufficient working capital to expand its various genetic testing businesses, pursue potential licensees for its non-coding DNA patents and to advance its various research projects. Importantly, the Group's net working capital position (defined to be cash plus receivables less payables) increased by more than 100 percent year-on-year from less than $4.4 million at 30 June 2003 to in excess of $9 million at balance date. This strong capital position will provide the Company with a solid base from which future expansion of the Group's activities can be made.

As at balance date, the consolidated GTG Group had available cash funds in excess of $11.3 million. Further, the Group had no external debt.

# REVIEW OF OPERATIONS (CONT)





## Capital structure

As mentioned, GTG raised a total of approximately $10.9 million (net of associated fees) from the issue of 17,907,469 ordinary shares in the Company during the year. In addition, a further 16,666,667 ordinary shares were issued by the Company to the C.Y. O'Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology in Western Australia in consideration for the acquisition of a comprehensive suite of intellectual property owned by the Foundation. In all, a total of 34,574,136 ordinary shares were issued during the 2004 financial year, taking the number of shares on issue at balance date to 296,808,561.

Importantly, a total of 65,835,614 "vendor" options remain outstanding as at 30 June 2004. These options, which were granted to the vendors of GeneType AG in August 2000 as part of the Company's acquisition of its genetics business, entitle the holder to acquire one ordinary share in the Company at a price of $0.20 each at any time up to, and including, 14 April 2005. The exercise of these options before their expiry date would generate total funds in excess of $13 million for the Company. As at 30 June 2004, the prevailing market price of the Company's shares was $0.36.

In addition, during the year a total of 2,750,000 options to acquire ordinary shares in the Company, at various prices, were granted to employees of the GTG Group under the Staff Share Plan and 6,666,667 options were issued to institutions as part of a placement in September 2003, each one of which is exercisable at a price of $1.00 at any time up to, and including, 30 September 2005.

## Senior appointments

As the operations of the GTG Group continue to expand, several senior appointments were made by the Company during the period under review. Collectively, these appointments provide GTG with vital additional experience and specialised skills which deliver depth and strength to the Company's management team and improves the Group's ability to comply with ever-increasing corporate governance requirements both in Australian and overseas jurisdictions, such as the USA where it is currently seeking a further stock exchange listing. A brief biography of each appointee follows.

**Robert J. Edge -**
**Non-Executive Director and Chairman of the Audit Committee**

Chartered Accountant, Official Liquidator and Tax Agent, Robert Edge has extensive experience at Board level with public firms in Australia and overseas. He is currently CFO, Litigation Manager, and IT Director for International All Sports Limited. Prior to this appointment, he was Managing Director, CFO and Company Secretary with Global Technology Ltd. He has been a partner at both BDO and Ernst & Whinney (Australia and Hong Kong) and, as a Consultant to Ferrier Hodgson, managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of companies. He was appointed to the Board on 19 April 2004.

"...allows us to now offer new genetic tests not previously available in Australia or New Zealand."

# REVIEW OF OPERATIONS (CONT)

**Dr. Adrian L.M. Hodgson -
Director of Science and Chief Operating Officer**

Adrian Hodgson completed his PhD in microbiology at Melbourne's La Trobe University in 1983. He then conducted postdoctoral molecular biology research at the University of Tennessee and Monash University, and in the research and development division of CSL Limited. After 11 years at CSIRO, the last five as Manager of a multi-disciplinary team developing recombinant vaccines and bio-therapeutics for livestock, he was appointed CEO of Vectogen Ltd., which licensed-in technology from CSIRO. Adrian's work has been published widely in various international journals. He also has extensive experience in the prosecution of patents and the negotiation of commercial licenses. In 2002, Adrian was awarded a CSIRO team medal for science innovation and commercialisation. He is a Fellow of the Australian Society for Microbiology and joined the Company on 1 August 2003.

**Thomas G. Howitt - Chief Financial Officer**

Tom Howitt (B Com), a Chartered Accountant and member of the Taxation Institute of Australia and Institute of Chartered Secretaries, was appointed on 1 June 2004 as the Group's first full-time CFO. During a career spanning more than 15 years, he has served as CFO (and Company Secretary) for a number of public companies, on both the ASX and foreign exchanges. His experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having most recently played an important part in the successful development, patenting and commercialisation of an innovative suite of technologies. Tom has played key roles in the successful raising of bank debt and equity capital and the management of complex due diligence programs. He has also worked as a Taxation Consultant for accountants Ernst & Young and in the investment banking industry.

**Susan G. Lang - Media and Marketing Manager**

Sue Lang (B Arts) has 16 years experience in marketing and corporate communications, ranging across industries such as water utilities, agriculture, health, local and state governments. Her particular strengths include media relations, corporate imaging and branding, strategic planning, and communication strategies. Sue joined the Company on 4 August 2004.

**Dr. Tom G. Watson -
Director Business Development - Genetic Testing, Australasia**

Tom Watson (BSc Hons MSc) holds a PhD in Parasitology from McGill University, Montreal Canada. In 1980 he moved to New Zealand to take up a Post-Doctoral Fellowship in the Ministry of Agriculture and Forestry, Research Division. Prior to joining GTG, Tom was Business Development Manager with SignaGen a DNA service provider, and a business unit of the Crown Research Institute, Forest Research in New Zealand. His responsibilities included developing and promoting livestock DNA business in Australia and New Zealand. Tom has worked with AgResearch and as a Technical Manager for Pfizer Animal Health with responsibilities for Livestock and Companion Animals in both New Zealand and Australia. Tom joined the Company on 1 November 2003.

# REVIEW OF OPERATIONS (CONT)

## NASDAQ

The Company is currently finalising documents for submission to the US Securities and Exchange Commission ("SEC") as part of its application for admission of its American Depositary Receipts ("ADRs") to the fully automated, screen-based Small Cap NASDAQ market in the USA.

The Company has previously completed a Level 1 ADR program and its ADRs became eligible for trading in the over-the-counter markets in the United States on 14 January 2001. This ADR Level 1 program is sponsored by the Bank of New York, under the code GNTLY.

The Company is now working towards a Level 2 ADR program which will enable the ADRs to be traded on the Small Cap NASDAQ market. Following approval by the SEC of this enhanced ADR program, the Company will complete its application to NASDAQ.

The listing of the ADRs on NASDAQ, which the Company anticipates will be finalised before the end of the 2004 calendar year, will provide the Company with important access to the vast US capital markets if required and invaluable local exposure for GTG amongst a growing number of US-based investors.

## Gtech International Resources Limited

GTG owns 78.22 percent of the issued capital of Gtech International Resources Limited, a company listed on the NEX Board of the TSX Venture Exchange in Vancouver, Canada. As at 30 June 2004, this company had Australian dollar cash reserves of approximately $550,000 and is seeking new opportunities in the biotechnology sector. During the 2004 year, Ms. Elizabeth Sy joined the Board to replace Mr. Jim McFaull. Ms. Sy brings with her extensive international business experience.



## Patent position

### Non-coding DNA

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| Intron Sequence Analysis | 25 August 1989 | Australia | 654111 | • Granted |
| | 25 August 1989 | Australia | 672519 | • Granted |
| | 25 August 1989 | Austria | E144797 | • Granted |
| | 25 August 1989 | Belgium | BE0414469 | • Granted |
| | 25 August 1989 | Canada | CA2023888 | • Granted |
| | 25 August 1989 | Denmark | DK0414469 | • Granted |
| | 25 August 1989 | Europe | EP0414469 | • Granted |
| | 25 August 1989 | France | FR0414469 | • Granted |
| | 25 August 1989 | Germany | DE69029018 | • Granted |
| | 25 August 1989 | Germany | DE299319 | • Granted |
| | 25 August 1989 | Greece | GR0414469 | • Granted |
| | 25 August 1989 | Hong Kong | HK1008053 | • Granted |
| | 25 August 1989 | Israel | IL95467 | • Granted |
| | 25 August 1989 | Italy | IT0414469 | • Granted |
| | 25 August 1989 | Japan | JP22417690 | • Granted |
| | 25 August 1989 | Liechtenstein | LI0414469 | • Granted |
| | 25 August 1989 | Luxemburg | LU0414469 | • Granted |
| | 25 August 1989 | Netherlands | NL0414469 | • Granted |
| | 25 August 1989 | New Zealand | 235051 | • Granted |
| | 25 August 1989 | Singapore | 47747 | • Granted |
| | 25 August 1989 | South Africa | 906675 | • Granted |
| | 25 August 1989 | Spain | ES2095859 | • Granted |
| | 25 August 1989 | Sweden | SE0414469 | • Granted |
| | 25 August 1989 | Switzerland | CH0414469 | • Granted |
| | 25 August 1989 | United Kingdom | GB0414469 | • Granted |
| | 25 August 1989 | United States | 5192659 | • Granted |
| | 25 August 1989 | United States | 5612179 | • Granted |
| | 25 August 1989 | United States | 09/935998 | • Pending |

# REVIEW OF OPERATIONS (CONT)

**Non-coding DNA** (continued)

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| HLA Locus Specific Primers | 25 August 1989 | United States | 5789568 | • Granted |
| Genomic Mapping | 11 July 1990 | Australia | 647806 | • Granted |
| | 11 July 1990 | Austria | AT185377 | • Granted |
| | 11 July 1990 | Belgium | BE0570371 | • Granted |
| | 11 July 1990 | Canada | CA2087042 | • Pending |
| | 11 July 1990 | Denmark | DK0570371 | • Granted |
| | 11 July 1990 | Europe | EP0570371 | • Granted |
| | 11 July 1990 | France | FR0570371 | • Granted |
| | 11 July 1990 | Germany | DE691316910 | • Granted |
| | 11 July 1990 | Ireland | IE0570371 | • Granted |
| | 11 July 1990 | Israel | IL98793 | • Granted |
| | 11 July 1990 | Italy | IT0570371 | • Granted |
| | 11 July 1990 | Japan | 3409796 | • Granted |
| | 11 July 1990 | Liechtenstein | LI0570371 | • Granted |
| | 11 July 1990 | Luxemburg | LU0570371 | • Granted |
| | 11 July 1990 | Netherlands | NL0570371 | • Granted |
| | 11 July 1990 | New Zealand | 238926 | • Granted |
| | 11 July 1990 | South Africa | 915422 | • Granted |
| | 11 July 1990 | Sweden | SE0570371 | • Granted |
| | 11 July 1990 | Switzerland | CH0570371 | • Granted |
| | 11 July 1990 | United Kingdom | GB0570371 | • Granted |
| | 11 July 1990 | United States | 5851762 | • Granted |

"...an extensive and growing portfolio of patents covering a number of key areas in the rapidly expanding fields of genetics and biotechnology."

**RareCellect® project**

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| Foetal cell recovery | 27 March 1990 | Australia | 649027 | • Granted |
| | 27 March 1990 | Austria | AT194166 | • Granted |
| | 27 March 1990 | Belgium | BE0521909 | • Granted |
| | 27 March 1990 | Canada | CA2059554 | • Granted |
| | 27 March 1990 | Denmark | DK521909 | • Granted |
| | 27 March 1990 | Europe | EP0521909 | • Granted |
| | 27 March 1990 | France | FR0521909 | • Granted |
| | 27 March 1990 | Germany | DE69132269 | • Granted |
| | 27 March 1990 | Greece | GR3034487 | • Granted |
| | 27 March 1990 | Ireland | IE910996 | • Granted |
| | 27 March 1990 | Israel | IL97677 | • Granted |
| | 27 March 1990 | Italy | IT0521909 | • Granted |
| | 27 March 1990 | Japan | JP2965699 | • Granted |
| | 27 March 1990 | Liechtenstein | LI0521909 | • Granted |
| | 27 March 1990 | Luxemburg | LU0521909 | • Granted |
| | 27 March 1990 | Netherlands | NL0521909 | • Granted |
| | 27 March 1990 | New Zealand | 237589 | • Granted |
| | 27 March 1990 | Singapore | 96077821 | • Pending |
| | 27 March 1990 | South Africa | 912317 | • Granted |
| | 27 March 1990 | Spain | ES2149760 | • Granted |
| | 27 March 1990 | Sweden | SE0521909 | • Granted |
| | 27 March 1990 | Switzerland | CH0521909 | • Granted |
| | 27 March 1990 | United Kingdom | GB0521909 | • Granted |
| | 27 March 1990 | United States | 5447842 | • Granted |
| | 27 March 1990 | United States | 5153117 | • Granted |
| Identification of foetal DNA and foetal cell markers | 5 March 2003 | Australia | PCT/AU2004/000287 | • Pending |
| Maternal antibodies as foetal cell markers to identify and enrich foetal cells from maternal blood | 31 May 2002 | Australia | PCT/AU/03/00676 | • Pending |

**ImmunAid project**

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| A retroviral immuno-therapy | 18 August 2000 | Australia | PCT/AU01/01019 | • Pending |
| | 18 August 2000 | Australia | 2001283682 | • Pending |
| | 18 August 2000 | Australia | 2003200583 | • Pending |
| | 18 August 2000 | Brazil | 0113354-3 | • Pending |
| | 18 August 2000 | Canada | CA2431954TBA | • Pending |
| | 18 August 2000 | Europe | 01962453.5 | • Pending |
| | 18 August 2000 | Japan | 2002-518971 | • Pending |
| | 18 August 2000 | New Zealand | 524280 | • Pending |
| | 18 August 2000 | China | 01817380.2 | • Pending |
| | 18 August 2000 | Singapore | 200301401-6 | • Pending |
| | 18 August 2000 | South Africa | 2003/1694 | • Pending |
| | 18 August 2000 | USA | 10/369,256 | • Pending |
| Strategy for retroviral immunotherapy | 20 February 2002 | Australia | PCT/AU03/00207 | • Entered National Phase |
| Cancer therapy | 14 February 2002 | Australia | PCT/AU03/00187 | • Entered National Phase |
| A method of therapy | 24 October 2003 | Australia | 2003905858 | • Provisional |

## Pathogen genetics and genomics

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| High resolution analysis of genetic variation within cryptosporidium parvum | 22 August 2002 | Australia | PCT/AU03/01073 | • Pending |

## Athletic performance

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| ACTN3 genotype screen for athletic performance | 16 September 2002 | Australia | PCT/AU03/01202 | • Pending |

## Electrophoresis standard

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| Electrophoresis standard | 11 July 1990 | Germany | DE69127999 | • Granted |
| | 11 July 1990 | Europe | EP0466479 | • Granted |
| | 11 July 1990 | France | FR0466479 | • Granted |
| | 11 July 1990 | Sweden | 913062634 | • Granted |
| | 11 July 1990 | United Kingdom | GB0466479 | • Granted |
| | 11 July 1990 | United States | 5096557 | • Granted |

# REVIEW OF OPERATIONS (CONT)

**C.Y. O'Connor ERADE Village Foundation#**

| Title | Earliest Priority | Country | Appl/Patent No. | Status |
|---|---|---|---|---|
| Genetic Analysis | 1 November 1991 | Europe* | 0660877 | • Granted |
| | 1 November 1991 | United States* | 6383747 | • Granted |
| Methods of genetic analysis involving the amplification of complementary duplicons | 23 July 2003 | Australia | PCT/AU2004/000996 | • Pending |

* Including all other granted patents and patent applications for any of the inventions claimed in either of these patents, and all IP arising from or relating to them.

# As at the date of this Report, this portfolio of intellectual property was being transferred to GTG.



# DIRECTORS' REPORT



Your Directors submit herewith their report for the year ended 30 June 2004.

## Directors

The names and particulars of the directors of the company during or since the end of the financial year are:

**Dr Mervyn Jacobson - Executive Chairman**

Dr Jacobson - M.B.B.S. (62) is a legally qualified Medical Practitioner and a co-founder of GeneType AG. He has 30 years experience in working with new medical technology and in bringing new medical/biomedical goods and services to the market. Dr Jacobson serves as adviser to research groups in Switzerland, UK, China and USA.
In February 2000, he was appointed by the Colorado Governor to The Governor's Advisory Council in Biotechnology. Dr Jacobson is also Chairman of the Board of Directors of XY Inc, a biotechnology company based in Colorado, USA, and is a founding Director of the Colorado Biotechnology Association. In June 2004, Dr Jacobson was invited to join the Scientific Advisory Board of the China National Animal Breeding Stock Export/ Import Corporation Limited (CABS). He is a member of the Australian Institute of Company Directors. Appointed to the Board on 15 May 2000 and appointed as Executive Chairman on 31 August 2000.

**Mr Fred Bart - Deputy Chairman Non Executive Director**

Fred Bart - (50) has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries. He is also Chairman of Electro Optic Systems Holdings Limited and is a member of the Australian Institute of Company Directors. Appointed to the Board on 26 October 1996 and a member of the Audit Committee.

**Mr Ian Alistair Dennis - Executive Director and Company Secretary**

Ian Dennis - BA, A.C.A. (47) is a Chartered Accountant with experience as secretary and director in various public listed companies and trusts. He has been involved in the investment banking industry and stockbroking industry for the past fifteen years. Prior to that, Ian was with KPMG, Chartered Accountants in Sydney. He is also a director of XY Inc and Electro Optic Systems Holdings Limited and is a member of the Australian Institute of Company Directors. Appointed to the Board on 24 November 1994.

**Professor Deon Jacobus Venter - Non Executive Director**

Professor Venter - M.B, Ph.D, MBA (48) is Head of the Cancer Functional Genomics Laboratory at the Murdoch Children's Research Institute in Melbourne. He is also a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer.

He has specific responsibility to oversee the establishment and operation of the new genetic susceptibility testing program. Appointed to the Board on 17 April 2003 and a member of the Audit Committee.

# DIRECTORS' REPORT (CONT)

**Mr Robert John Edge - Non-Executive Director**
Robert Edge - F.C.A. (54) is a Chartered Accountant, Official Liquidator and Tax Agent. Robert has extensive experience at Board level with public companies in Australia and overseas. He is currently CEO of International All Sports Limited. Prior to his appointment he was managing Director of Global Technology Limited. He has been a partner in B.D.O. and Ernst & Young and as a consultant to Ferrier Hodgson managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies. Appointed to the Board on 19 April 2004 and Chairman of the Audit Committee.

**Mr Russell Granzow - Executive Director**
Russell Granzow (42) was based in Princeton, New Jersey, USA and was involved in the Company's licensing program. Appointed to the Board on 6 May 2003 and resigned as a director on 19 April 2004.



"...it is again pleasing to note that after some 15 years, all 24 countries in which we originally filed our non-coding patents have finally granted these patents."

# DIRECTORS' REPORT



## Principal Activity

The principal activity of the consolidated entity during the financial year was the research, development and commercialisation of technology in the biotechnology sector.

## Review of Operations

A review of operations for the year and up to the date of this Report is included on pages 4 to 23 and should be read with this Directors' Report.

The consolidated operating loss from ordinary activities after income tax and minority interests was to $10,702,891 (30 June 2003 - $4,160,331).

## Dividends

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

## Significant Changes in the State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

## Subsequent Events After the Balance Date

On 13 August 2004 a Statement of Claim was lodged in the High Court of New Zealand by Auckland District Health Board alleging groundless threats of infringement action by Genetic Technologies Limited. The matter has been referred to the Company's legal advisors.

Other than the matter discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in subsequent financial years.

## Likely Developments and Expected Results

The consolidated entity will continue to focus on its activities in the genetic and biotechnology areas.

Disclosure of further information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

## Environmental Regulation

The consolidated entity ceased its active mining and exploration activities in previous years. The consolidated entity's remaining mining exploration joint venture interests are in Western Australia. There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986. License requirements relating to waste disposal, water and air pollution exist in relation to mining activities. The Directors are not aware of any significant breaches during the period covered by this report.

## Options

During or since the end of the financial year, the Company has granted options over unissued ordinary shares as follows:

a) At the Annual General Meeting held on 28 November 2003, shareholders approved the issue of 1,000,000 options to two directors, Professor Deon Venter and Mr Russell Granzow at an exercise price of 48 cents on or before 20 May 2009. The 1,000,000 options issued to Mr Russell Granzow expired on his resignation as a Director on 19 April 2004.

b) In September 2003 the Company issued 6,666,667 options at an exercise price of 75 cents each on or before 30 September 2005 to those parties who participated in the share placement at 75 cents.

c) On 9 July 2004 the Directors approved the issue of a further 1,080,000 options under the Employee Share Plan to seven new staff members. There were 580,000 options issued at 56 cents with an expiry date of 27 February 2010 and 500,000 options issued at 49 cents with an expiry date of 27 February 2010.

The Company is proposing to seek shareholder approval at the Annual General Meeting to be held on 25 November 2004 to issue 500,000 options to new director Mr Robert Edge under the terms of the Staff Share Option Plan.

At the date of this report, unissued ordinary shares of the Company under option are:-

| Expiry date | Exercise Price | Number of Shares |
|---|---|---|
| 14 April 2005 | $0.20 | 65,835,614 |
| 14 April 2005 | $0.45 | 2,000,000 |
| 30 September 2005 | $1.00 | 6,666,667 |
| 30 November 2007 | $0.61 | 4,250,000 |
| 30 November 2007 | $0.56 | 1,875,000 |
| 30 November 2007 | $0.49 | 957,500 |
| 9 July 2008 | $0.56 | 200,000 |
| 17 July 2008 | $0.49 | 200,000 |
| 20 May 2009 | $0.44 | 1,600,000 |
| 20 May 2009 | $0.38 | 175,000 |
| 20 May 2009 | $0.48 | 1,000,000 |
| 15 December 2009 | $0.59 | 750,000 |
| 27 February 2010 | $0.56 | 580,000 |
| 27 February 2010 | $0.49 | 500,000 |



# DIRECTORS' REPORT

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate. During the financial year the following options were exercised:

(a) 3,336,636 vendor options were exercised at $0.20 resulting in 3,336,636 new ordinary shares raising $667,327;

(b) Mr Ian Dennis, a director exercised 1,000,000 directors options at 45 cents on 12 August 2003 resulting in 1,000,000 new ordinary shares raising $450,000. These 1,000,000 new ordinary shares were sold on 12 August 2003;

(c) 237,500 employee options were exercised during the year resulting in the issue of 237,500 new ordinary shares raising $125,125.

Apart from these options, no shares have been issued by virtue of the exercise of an option during the year. Since the end of the financial year, no options have been exercised.



## Directors' Interests

The relevant interest of each Director in the shares of the Company as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001 as at the date of this report are:

**Genetic Technologies Limited**

| | Ordinary Shares | Unlisted Vendor Options at 20c | Unlisted Directors Options at 45c | Unlisted Staff Share Options at 61c | Unlisted Staff Share Options at 48c |
|---|---|---|---|---|---|
| Dr M. Jacobson | 101,200,900 | 49,000,000 | 2,000,000 | 2,000,000 | - |
| Mr F. Bart | 25,918,214 | - | - | 500,000 | - |
| Mr I. A. Dennis | 300,000 | - | - | 1,000,000 | - |
| Prof D. J. Venter | - | - | - | - | 1,000,000 |
| Mr R. J. Edge | - | - | - | - | |

# DIRECTORS' REPORT (CONT)

**Directors' and Senior Executives' Emoluments**
Please see Note 24 to the accounts.

**Audit Committee**
The Company has an audit committee which was established on 23 June 2003. Current members of the committee are Mr Robert Edge (Chairman), Mr Fred Bart and Prof Deon Venter.

**Indemnification and Insurance of Officers**
During the financial year, the Company paid a premium in respect of a contract insuring the directors of the Company (as named above), the company secretary and all of the executive officers of the Company and any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001.

The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has agreed to indemnify the current directors, and executive officers and former directors against all liabilities to another person that may arise from their position as directors or officers of the Company and its controlled entities, except where to do so would be prohibited by law. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

On 29 August 2000, as part of the GeneType acquisition, Mr Fred Bart and Mr Ian Dennis provided indemnities to the Company and GeneType AG shareholders in respect of any undisclosed liabilities as at 15 May 2000.

The Company has not during or since the financial year, indemnified or agreed to indemnify an auditor of the company or of any related body corporate against a liability incurred as such an auditor.

**Directors' Meetings**
The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were as follows:

| | Board Meetings | | Audit Committee | |
|---|---|---|---|---|
| | No. of meetings attended | No. of meetings held | No. of meetings attended | No. of meetings held |
| Dr Mervyn Jacobson | 13 | 13 | - | - |
| Mr Fred Bart | 13 | 13 | 2 | 2 |
| Mr Ian Dennis | 13 | 13 | - | - |
| Prof Deon Venter | 12 | 13 | 2 | 2 |
| Mr Russell Granzow (resigned 19 April 2004) | 7 | 8 | - | - |
| Mr Robert Edge (appointed 19 April 2004) | 5 | 5 | 1 | 1 |

# DIRECTORS' REPORT

## Tax Consolidation

Effective 1 July 2003, for the purposes of income tax, Genetic Technologies Limited and its 100% owned subsidiaries have formed a tax consolidation group. Members of the group propose to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly - owned subsidiaries on a pro-rata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the chief entity default on its tax payment obligations.

## Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Genetic Technologies Limited support and have adhered to the principles of corporate governance. The Company's corporate governance statement is contained on pages 77 to 79 in this Annual Report.

Dated at Sydney this 30 August 2004

Signed in accordance with a resolution of the directors.

Ian A Dennis
Executive Director

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia
GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

# INDEPENDENT AUDIT REPORT TO MEMBERS OF GENETIC TECHNOLOGIES LIMITED

## Scope

*The financial report and directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Genetic Technologies Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

## Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

## Audit opinion

In our opinion, the financial report of Genetic Technologies Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G. Wayling
Partner

Sydney 31st August 2004

# DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporate Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 30 August 2004

On behalf of the Board

Ian A Dennis
Executive Director



# FINANCIALS 2004



# STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

| | Notes | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|---|
| Revenue from ordinary activities | 2(a) | 5,418,049 | 9,264,206 | 1,543,820 | 15,305,617 |
| Auditors' remuneration | 4 | (303,481) | (167,031) | (294,926) | (141,643) |
| Employee benefits expenses | | (3,528,502) | (2,374,921) | (1,402,703) | (969,650) |
| Depreciation and amortisation expense | 2(b) | (3,711,117) | (3,483,826) | (2,956,773) | (2,902,265) |
| Bad debt | | (40,097) | - | - | - |
| Borrowing costs | 2(b) | - | - | (1,547) | (206,595) |
| Write down of value of investments | | - | (430,959) | - | (430,959) |
| Write down of value of subsidiaries | | - | - | (8,342,022) | (15,211,561) |
| Legal and patent fees | | (1,136,591) | (717,406) | (1,016,695) | (628,398) |
| Marketing costs | | (568,336) | (348,796) | (401,637) | (271,424) |
| Cost of trading shares sold | | (248,154) | (233,442) | (164,893) | (233,442) |
| Exchange losses | | (305,489) | (1,011,059) | (248,235) | (835,324) |
| Operating leases | | (442,599) | (409,277) | (68,720) | (64,351) |
| Research and development expense | | (864,216) | (506,513) | (104,220) | - |
| Genetic testing | | (1,878,957) | (1,423,698) | - | - |
| Laboratory supplies | | (719,613) | (361,481) | - | - |
| License fees | | - | (449,708) | - | (449,708) |
| Net book value of fixed asset disposals | | - | (73,359) | - | - |
| Sponsorship | | - | (100,000) | - | (100,000) |
| Travel | | (312,746) | (188,146) | (211,514) | (130,603) |
| Other expenses from ordinary activities | | (1,425,486) | (1,309,929) | (719,687) | (526,787) |
| Total expenses | | (15,485,384) | (13,589,551) | (15,933,572) | (23,102,710) |

Notes to the financial statement are included on pages 39 to 73.

# STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



| | Notes | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|---|
| (Loss) from ordinary activities before income tax expense | | (10,067,335) | (4,325,345) | (14,389,752) | (7,797,093) |
| Income tax relating to ordinary activities | 5 | (399,872) | - | (399,872) | - |
| (Loss) from ordinary activities after income tax expense | | (10,467,207) | (4,325,345) | (14,789,624) | (7,797,093) |
| Net loss attributable to outside equity interests | | (235,684) | 165,014 | - | - |
| Net (loss) attributable to members of the parent entity | 22 | (10,702,891) | (4,160,331) | (14,789,624) | (7,797,093) |
| Share issue costs | 19 | (350,000) | - | (350,000) | - |
| Increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations | 21(b) | 24,766 | 110,937 | - | - |
| Total revenue, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity | | (325,234) | 110,937 | (350,000) | - |
| Total changes in equity other than those resulting from transactions with owners as owners | 33 | (11,028,125) | (4,049,394) | (15,139,624) | (7,797,093) |
| Earnings (loss) per share | | | | | |
| Basic (cents per share) | 6 | (3.9) | (1.6) | | |
| Diluted (cents per share) | 6 | (3.9) | (1.6) | | |

Notes to the financial statement are included on pages 39 to 73.

# STATEMENT OF FINANCIAL POSITION
# AS AT 30 JUNE 2004

| | Notes | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash assets | 7 | 11,363,291 | 5,828,540 | 10,241,721 | 5,203,903 |
| Receivables | 8 | 941,310 | 1,056,332 | 152,744 | 839,058 |
| Other current financial assets | 9 | 38,655 | 49,750 | 38,655 | 49,750 |
| Investments | 10 | - | 258,341 | - | 164,893 |
| **Total Current Assets** | | 12,343,256 | 7,192,963 | 10,433,120 | 6,257,604 |
| **Non-Current Assets** | | | | | |
| Receivables | 11 | - | - | 10,144,217 | 6,564,217 |
| Other financial assets | 12 | 725,704 | 749,528 | 1,176,985 | 9,542,831 |
| Property, plant and equipment | 13 | 1,851,589 | 1,490,140 | 15,736 | 16,864 |
| Intangible assets | 14 | 23,959,756 | 20,632,107 | 15,127,833 | 11,576,000 |
| **Total Non-Current Assets** | | 26,537,049 | 22,871,775 | 26,464,771 | 27,699,912 |
| **Total Assets** | | 38,880,305 | 30,064,738 | 36,897,891 | 33,957,516 |
| **Current Liabilities** | | | | | |
| Payables | 15 | 3,270,894 | 2,534,789 | 623,663 | 1,057,171 |
| Deferred revenue | 16 | 665,896 | - | 362,845 | - |
| Provisions | 17 | 719,468 | 253,089 | 550,278 | 112,729 |
| **Total Current Liabilities** | | 4,656,258 | 2,787,878 | 1,536,786 | 1,169,900 |
| **Non-Current Liabilities** | | | | | |
| Other | 18 | - | - | 13,704 | 43,043 |
| **Total Non-Current Liabilities** | | - | - | 13,704 | 43,043 |
| **Total Liabilities** | | 4,656,258 | 2,787,878 | 1,550,490 | 1,212,943 |
| **Net Assets** | | 34,224,047 | 27,276,860 | 35,347,401 | 32,744,573 |
| **Equity** | | | | | |
| Contributed equity | 19 | 57,076,553 | 39,684,101 | 57,076,553 | 39,684,101 |
| Reserves | 21 | 717,076 | 692,310 | - | - |
| Accumulated losses | 22 | (23,687,816) | (12,984,925) | (21,729,152) | (6,939,528) |
| Parent Entity Interest | | 34,105,813 | 27,391,486 | 35,347,401 | 32,744,573 |
| Outside equity interests | 32 | 118,234 | (114,626) | - | - |
| **Total Equity** | 33 | 34,224,047 | 27,276,860 | 35,347,401 | 32,744,573 |

Notes to the financial statement are included on pages 39 to 73.

# STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

| | Notes | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Cash receipts in the course of operations | | 2,980,824 | 6,495,855 | 747,663 | 4,706,874 |
| Cash payments in the course of operations | | (9,970,388) | (7,764,897) | (4,114,801) | (3,769,084) |
| Borrowing costs paid | | - | - | (1,547) | (206,595) |
| Other income | | 1,246,743 | 158,296 | 106,158 | 52,224 |
| Interest received | | 466,842 | 117,039 | 450,852 | 108,338 |
| Net cash provided by/(used in) operating activities | 26(a) | (5,275,979) | (993,707) | (2,811,675) | 891,757 |
| **Cash flows from investing activities** | | | | | |
| Proceeds from sale of investments | | 832,371 | 492,932 | 573,813 | 492,932 |
| Payment for increase in shareholding in controlled entity | | - | - | - | (202,474) |
| Advance to subsidiaries | | - | - | (3,609,294) | (2,908,010) |
| Payments for property, plant and equipment | | (796,406) | (200,969) | (7,478) | (8,729) |
| Net cash provided by/(used in) investing activities | | 35,965 | 291,963 | (3,042,959) | (2,626,281) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of shares | | 10,892,452 | 16,800 | 10,892,452 | 16,800 |
| Net cash provided by/(used in) financing activities | | 10,892,452 | 16,800 | 10,892,452 | 16,800 |
| Net increase/(decrease) in cash held | | 5,652,438 | (684,944) | 5,037,818 | (1,717,724) |
| Cash at the beginning of the financial year | | 5,828,540 | 7,160,299 | 5,203,903 | 6,921,627 |
| Effects of exchange rate fluctuation on the balances of cash held in foreign currencies | | (117,687) | (646,815) | - | - |
| Cash at end of financial year | 7 | 11,363,291 | 5,828,540 | 10,241,721 | 5,203,903 |

Notes to the financial statement are included on pages 39 to 73.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004



## 1. Summary of accounting policies

**Financial Reporting Framework**

The financial report is a general-purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

**Significant Accounting Policies**

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

*(a) Accounts payable*

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services. Trade accounts are normally settled within 30 days.

*(b) Acquisition of assets*

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as a fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

*(c) Cash and cash equivalents*

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding overdrafts.

*(d) Contributed equity*

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

*(e) Comparatives*

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

*(f) Depreciation*

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a reducing balance or straight line basis so as to write off the net cost of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

| | 2004 | 2003 |
|---|---|---|
| Property, plant and equipment | | |
| - Plant and equipment | 13% - 40% | 13% - 40% |

*(g) Earnings per share*

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares. Diluted EPS is the same as basic EPS whilst the company is in a loss position.

*(h) Employee benefits*

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee entitlements such as long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

## 1. Summary of accounting policies (cont)

*(i) Foreign currency*

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in net profit or loss in the period in which they arise except that:

i.exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

ii.exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

All overseas operations are deemed self-sustaining, as each is financially and operationally independent of Genetic Technologies Limited. The financial reports of overseas operations are translated using the current rate method and exchange differences are taken directly to the foreign currency translation reserve.

*(j) Goods and services tax*

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii.for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

*(k) Income tax*

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

*(l) Interest bearing liabilities*

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accruals basis.

*(m) Intangibles*

*Patents*

Patents acquired are recorded at cost and amortised over a period of 5 to 10 years.

*Goodwill*

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is amortised on a straight-line basis over a period of 10 - 20 years.

*(n) Investments - current*

Investments are valued at the lower of cost and net realisable value. Cost is allocated on an average basis. Net realisable value is determined based on the investment's quoted market value at balance date.

*(o) Investments - non current*

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividend revenue is recognised on a receivable basis.

Investments in other unlisted entities are carried at the lower of cost and recoverable amount. Dividend revenue is recognised on a receivable basis.

*(p) Joint venture*

Interests in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

*(q) Operating leases*

The company has operating leases in respect of business premises. The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 1. Summary of accounting policies (cont)

*(r) Principles of consolidation*

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 31 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

*(s) Provisions*

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

*(t) Receivables*

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

*(u) Recoverable amount of non current assets*

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds that amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

*(v) Research and development costs*

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

*(w) Revenue recognition*

Revenues are recognised at the fair value of the consideration received net of the amounts of goods and services tax (GST).

Rendering of services

Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable.

*Interest revenue*

Interest income is recognised as it accrues.

*Sale of trading shares*

The gross proceeds from sales of trading shares are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed. Net movements in the fair values of the trading shares are recognised as revenues or expenses, as appropriate.

*Research and development grants*

The Company receives non-refundable grants that fund the Company's efforts in specific research and development projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements and are expected to fully cover the Company's costs for the specific research and development projects. Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

*License fee income*

License fee revenue is recorded on the execution of a binding agreement where the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured. Any securities component of the upfront license fees is recorded as revenue based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price of the latest capital raising by the licensee in the case of unlisted securities.

License revenue received in respect of future accounting periods is recognised as deferred revenue in accordance with the terms of the License Agreement.

*Royalties*

The Company licenses its biotechnology patents. Royalties from these licenses are recognised when earned and collection is reasonably assured.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|
| **2. Profit from ordinary activities** | | | | |
| *(a) Revenue* | | | | |
| Operating revenue | | | | |
| Rendering of services | 2,762,147 | 2,956,673 | - | - |
| License fee income | 385,440 | 5,540,217 | 385,440 | 5,540,217 |
| Proceeds from sale of shares | 832,371 | 492,932 | 573,813 | 492,932 |
| Non operating revenue | | | | |
| Interest received - other parties | 494,399 | 117,039 | 478,409 | 108,338 |
| Revenue on intra-group transfer of patents | - | - | - | 9,112,857 |
| Grants received | 832,970 | 85,988 | 20,059 | - |
| Rental recovery - related parties | 78,900 | 53,008 | 78,900 | 53,008 |
| Rental recovery - non related parties | 7,199 | - | 7,199 | - |
| Other revenues | 24,623 | 18,349 | - | (1,735) |
| Total revenue from ordinary activities | 5,418,049 | 9,264,206 | 1,543,820 | 15,305,617 |
| (b) Expenses | | | | |
| Cost of shares sold | 248,154 | 233,442 | 164,893 | 233,442 |
| Bad debts | 40,097 | - | - | - |
| Borrowing costs - related party | - | - | 1,547 | 206,595 |
| Depreciation of plant and equipment | 560,210 | 136,665 | 8,606 | 8,265 |
| Amortisation of patents | 3,127,007 | 3,328,470 | 2,948,167 | 2,894,000 |
| Amortisation of goodwill | 23,900 | 18,691 | - | - |
| Foreign exchange losses | 305,489 | 1,011,059 | 248,235 | 835,324 |
| Net book value of disposals of plant and equipment | - | 73,359 | - | - |
| Write down of value of investments | - | 430,959 | - | 430,959 |
| Write down of value of subsidiaries | - | - | 8,342,022 | 15,211,265 |
| Research and development expenditure expensed as incurred | 864,216 | 506,513 | 100,420 | - |
| Operating leases | 442,599 | 409,277 | 68,720 | 64,351 |

## 3. Sale of assets

Sales of assets in the ordinary course of business have given rise to the following profits and losses:

| | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|
| Net profits | | | | |
| Shares in listed entities | 584,217 | 259,490 | 408,920 | 259,490 |
| Net losses | | | | |
| Property, plant & equipment | - | 73,359 | - | - |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **4. Auditors' remuneration** | | | | |
| Amounts received or due and receivable by Ernst & Young | | | | |
| - an audit or review of the financial report of the entity and any other entity in the consolidated entity | 72,500 | - | 72,500 | - |
| - other services in relation to the entity and any other entity in the consolidated entity | | | | |
| - tax compliance | 35,000 | - | 35,000 | - |
| - assurance related | 142,500 | - | 142,500 | - |
| | 250,000 | - | 250,000 | - |
| Amounts received or due and receivable by auditors other than Ernst & Young for: | | | | |
| - an audit or review of the financial report of the entity and any other entity in the consolidated entity | 53,481 | 167,031 | 44,926 | 141,643 |
| **5. Income tax** | | | | |
| (a) Prima facie income tax (benefit) calculated at 30% of operating (loss) | (3,020,201) | (1,297,604) | (4,316,926) | (2,339,128) |
| Tax effect of permanent differences: | | | | |
| Amortisation of intangibles | 553,942 | 552,379 | 546,772 | 546,772 |
| Intra-group revenue on transfer of patents | - | - | - | (2,733,857) |
| Losses used in group transfer | - | - | - | (39,452) |
| Writedown in value of subsidiary | - | - | 2,502,607 | 4,563,468 |
| Other non deductible items | 6,515 | 47,760 | 6,515 | 2,197 |
| Income tax adjusted for permanent differences | (2,459,744) | (697,465) | (1,261,032) | - |
| Withholding tax | 399,872 | - | 399,872 | - |
| Future income tax benefit of tax losses not bought to account - refer Note 5(b) | 2,459,744 | 697,465 | 1,261,032 | - |
| Income tax attributable to operating loss | 399,872 | - | 399,872 | - |
| (b) Future income tax benefits arising from tax losses and timing differences are not recognised as an asset because recovery of tax losses is not virtually certain. | | | | |
| Revenue losses | 6,406,788 | 3,917,126 | 1,784,824 | 724,245 |

The realisation of the benefits depends upon:

(i) the ability of the company or the consolidated entity to derive future assessable income of a nature and of sufficient amount to enable the benefit to be realised;

(ii) the ability of the company or the consolidated entity to continue to comply with the conditions for deductibility imposed by the law; and

(iii) an expectation that legislation will not change in a manner which could adversely affect the company or the consolidated entity's ability to realise the benefit.

(c) Tax consolidation system

Effective 1 July 2003, for the purposes of income tax, Genetic Technologies Limited and its 100% owned subsidiaries have formed a tax consolidation group. Members of the group propose to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly -owned subsidiaries on a pro-rata basis when they lodge the income tax return. In addition the agreement provides for the allocation of income tax liabilities between the entities should the chief entity default on its tax payment obligations.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **6. Earnings per share** | | | | |
| Basic earnings (loss) per share | (0.039) | (0.016) | | |
| Diluted earnings (loss) per share | (0.039) | (0.016) | | |
| | **2004 Number** | **2003 Number** | | |
| Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share | 277,806,689 | 261,541,405 | | |

*(a) Earnings used in the calculation of basic and diluted earnings per share is the same as the net loss in the statement of financial performance.*

| | | |
|---|---|---|
| | (10,702,891) | (4,160,331) |

*(b) The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.*

| | | |
|---|---|---|
| Vendor options | 65,835,614 | 69,172,250 |
| Director options | 2,000,000 | 3,000,000 |
| Staff Share Plan | 11,007,500 | 9,720,000 |
| Placement options | 6,666,667 | - |
| Total Unlisted Options | 85,509,781 | 81,892,250 |

There have been no shares issued since the end of the financial year.

| | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|
| **7. Cash** | | | | |
| Cash on hand and at bank | 11,363,291 | 5,828,540 | 10,241,721 | 5,203,903 |
| **8. Receivables** | | | | |
| Current | | | | |
| Trade debtors | 905,804 | 1,050,537 | 125,187 | 839,058 |
| Other debtors | 35,506 | 5,795 | 27,557 | - |
| | 941,310 | 1,056,332 | 152,744 | 839,058 |

Other debtors generally arise from transactions outside the usual operating activities of the consolidated entity and interest is not charged.

Trade debtors for the consolidated entity include amounts due in US dollars of US$50,000 (2003 - US$551,000) and British pounds of GBP1,000 (2003 - Nil).

Trade debtors for the chief entity include US dollars of US$50,000 (2003 - US$551,000) and British pounds of GBP1,000 (2003 - Nil).

| | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|
| **9. Other current financial assets** | | | | |
| Security deposits securing performance bond facilities | 38,655 | 49,750 | 38,655 | 49,750 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **10. Investments** | | | | |
| Current | | | | |
| Shares in listed entities - at lower of cost and net realisable value* | - | 258,341 | - | 164,893 |
| *Quoted market value of shares in listed companies | - | 262,790 | - | 164,893 |
| **11. Receivables** | | | | |
| Non-current | | | | |
| Loan to controlled entities | - | - | 10,144,217 | 6,564,217 |
| **12. Other financial assets** | | | | |
| Non-current | | | | |
| Investments in other entities | | | | |
| Unlisted shares - at recoverable amount | 725,704 | 749,528 | 725,704 | 749,528 |
| Investments in controlled entities | | | | |
| Listed shares - at recoverable amount | - | - | 424,535 | 316,129 |
| Unlisted shares - at recoverable amount (See note 32 for subsidiaries) | - | - | 26,746 | 8,477,174 |
| | 725,704 | 749,528 | 1,176,985 | 9,542,831 |

Reconciliations

Reconciliations of the carrying amounts for each class of other financial assets are set out below:

| | | | | |
|---|---|---|---|---|
| *(a) Unlisted shares in other entities - at recoverable amount* | | | | |
| Carrying amount at the beginning of the year | 749,528 | 279,158 | 749,528 | 279,158 |
| Additions as part of license agreement | - | 350,903 | - | 350,903 |
| Additions for exchange of shares | - | 266,000 | - | 266,000 |
| Exchange rate movements | (23,824) | - | (23,824) | - |
| Write down of carrying value | - | (146,533) | - | (146,533) |
| Carrying amount at the end of the year | 725,704 | 749,528 | 725,704 | 749,528 |

Included in the above investments in unlisted companies at recoverable amounts are the following investments:

30,189 common shares in XY Inc of Colorado representing less than 1% of the issued capital at recoverable amount of $438,157 (2003 - $452,541).

127,000 Series B shares in Perlegen Sciences Inc representing less than 1% of the issued capital at recoverable amount of $287,547 (2003 - $296,987).

| | | | | |
|---|---|---|---|---|
| *(b) Listed shares in controlled entity - at recoverable amount* | | | | |
| Carrying amount at the beginning of the year | - | - | 316,129 | 245,730 |
| Write up (down) to net asset value | - | - | 108,406 | (132,075) |
| Additions during the year for cash | - | - | - | 202,474 |
| Carrying amount at the end of the year | - | - | 424,535 | 316,129 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **12. Other financial assets (cont)** | | | | |
| (c) *Unlisted shares in controlled entities at recoverable amount* | | | | |
| Carrying amount at the beginning of the year | - | - | 8,477,174 | 29,921,696 |
| Writedown during the year | - | - | (8,450,428) | (15,079,486) |
| Return of capital | - | - | - | (6,366,832) |
| Additions during the year - other | - | - | - | 1,796 |
| Carrying amount at the end of the year | - | - | 26,746 | 8,477,174 |
| **13. Property, plant and equipment** | | | | |
| Plant and equipment - at cost | 3,040,066 | 2,118,407 | 51,299 | 43,821 |
| Accumulated depreciation | (1,188,477) | (628,267) | (35,563) | (26,957) |
| Total net property, plant and equipment | 1,851,589 | 1,490,140 | 15,736 | 16,864 |

Reconciliations

Reconciliations of the carrying amounts of plant and equipment are set out below:

| | Consolidated 2004 $ | Consolidated 2003 $ | The Company 2004 $ | The Company 2003 $ |
|---|---|---|---|---|
| Gross carrying amount | | | | |
| Balance at start of financial year | 2,118,407 | 1,103,462 | 43,821 | 35,092 |
| Additions | 921,659 | 1,208,567 | 7,478 | 8,729 |
| Disposals | - | (193,622) | - | - |
| Balance at end of financial year | 3,040,066 | 2,118,407 | 51,299 | 43,821 |
| Accumulated depreciation | | | | |
| Balance at start of financial year | (628,267) | (611,865) | (26,957) | (18,692) |
| Depreciation expense | (560,210) | (136,665) | (8,606) | (8,265) |
| Disposals | - | 120,263 | - | - |
| Balance at end of financial year | (1,188,477) | (628,267) | (35,563) | (26,957) |
| Net book value | 1,851,589 | 1,490,140 | 15,736 | 16,864 |

Aggregate depreciation allocated is recognised as an expense and disclosed in Note 2b.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **14. Intangible assets** | | | | |
| Goodwill - at cost | 478,012 | 478,012 | - | - |
| Accumulated amortisation | (65,124) | (41,224) | - | - |
| | 412,888 | 436,788 | - | - |
| Patents - at cost | 36,307,956 | 29,728,336 | 20,970,000 | 14,470,000 |
| Accumulated amortisation | (12,761,088) | (9,533,017) | (5,842,167) | (2,894,000) |
| | 23,546,868 | 20,195,319 | 15,127,833 | 11,576,000 |
| Net book value | 23,959,756 | 20,632,107 | 15,127,833 | 11,576,000 |

Reconciliations

Reconciliations of the carrying amounts for goodwill are set out below:

| | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Cost | | | | |
| Balance at start of financial year | 478,012 | 428,012 | - | - |
| Acquisition of DNA ID Labs Note 26(b) | - | 50,000 | - | - |
| Balance at end of financial year | 478,012 | 478,012 | - | - |
| Accumulated amortisation | | | | |
| Balance at start of financial year | (41,224) | (22,533) | - | - |
| Amortisation | (23,900) | (18,691) | - | - |
| Balance at end of financial year | (65,124) | (41,224) | - | - |
| Net book value | 412,888 | 436,788 | - | - |

Reconciliations of the carrying amounts for patents and trademarks are set out below:

| | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Cost | | | | |
| Balance at start of financial year | 29,728,336 | 30,280,232 | 14,470,000 | - |
| Patents transferred from GeneType AG | - | - | - | 14,470,000 |
| Patents acquired for shares | 6,500,000 | - | 6,500,000 | - |
| Exchange rate movements | 79,620 | (551,896) | - | - |
| Balance at end of financial year | 36,307,956 | 29,728,336 | 20,970,000 | 14,470,000 |
| Accumulated amortisation | | | | |
| Balance at start of financial year | (9,533,017) | (6,700,588) | (2,894,000) | - |
| Exchange rate movements | (101,064) | 496,041 | - | - |
| Amortisation (a) | (3,127,007) | (3,328,470) | (2,948,167) | (2,894,000) |
| Balance at end of financial year | (12,761,088) | (9,533,017) | (5,842,167) | (2,894,000) |
| Net book value | 23,546,868 | 20,195,319 | 15,127,833 | 11,576,000 |

(a) Aggregate amortisation allocated is recognised as an expense and disclosed in Note 2b.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **15. Payables** | | | | |
| Current | | | | |
| Trade creditors | 2,501,491 | 1,797,886 | 554,214 | 1,020,222 |
| Unsecured loan | 700,000 | 700,000 | - | - |
| Loans from controlled entities | - | - | 46 | 47 |
| Sundry creditors and accruals | 69,403 | 36,903 | 69,403 | 36,902 |
| | 3,270,894 | 2,534,789 | 623,663 | 1,057,171 |

All payables are non-interest bearing. The unsecured loan of $700,000 represents a non-interest bearing loan from the Australian Commonwealth Government under the Research & Development Start Program. The loan represents a portion of the grants received by the Company, which has been deferred in accordance with the loan agreement. The loan will be repayable on or before 15 January 2009, if the Company commercialises a product as a result of the research covered under the grant. If no product is commercialised, the Company will recognise grant revenue after 15 January 2009, when the loan is no longer repayable. The costs associated with the research have been expensed.

Payables for the consolidated entity include amounts due in US dollars of US$287,621 (2003- US$589,209) and British pounds of GBP20,500 (2003 - Nil).

Payables for the chief entity include US dollars of US$287,621 (2003 - US$589,209) and British pounds of GBP20,500 (2003 - Nil).

| | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| **16. Deferred revenue** | | | | |
| Fees received in advance | 665,896 | - | 362,845 | - |
| **17. Provisions** | | | | |
| Current | | | | |
| Withholding tax payable | 399,872 | - | 399,872 | - |
| Employee entitlements | 319,596 | 253,089 | 150,406 | 112,729 |
| | 719,468 | 253,089 | 550,278 | 112,729 |
| Number of employees at year end | 37 | 27 | 5 | 4 |
| **18. Other non-current liabilities** | | | | |
| Loans from wholly owned controlled entities | - | - | 13,704 | 43,043 |
| **19. Contributed equity** | | | | |
| *(a) Issued and paid up capital* | | | | |
| Ordinary shares fully paid | 57,076,553 | 39,684,101 | 57,076,553 | 39,684,101 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 19. Contributed equity (cont)

*(b) Movements in shares on issue*

| | 2004 Number of shares | 2004 $ | 2003 Number of shares | 2003 $ |
|---|---|---|---|---|
| Beginning of the financial year | 262,234,425 | 39,684,101 | 261,328,474 | 39,351,301 |
| Add shares issued during the year | | | | |
| Exercise of vendor options at 20 cents each | 3,336,636 | 667,327 | 84,000 | 16,800 |
| Shares issued to acquire investments at 38 cents | - | - | 700,000 | 266,000 |
| Exercise of Directors options at 45 cents | 1,000,000 | 450,000 | - | - |
| Exercise of options under the Staff Share Plan | 237,500 | 125,125 | - | - |
| Placement of shares to institutions at 75 cents each | 13,333,333 | 10,000,000 | - | - |
| Less transaction costs | - | (350,000) | - | - |
| Shares issued as part of business acquisition at 41 cents | - | - | 121,951 | 50,000 |
| Shares issued as part of patent acquisition at 39 cents each | 16,666,667 | 6,500,000 | - | - |
| End of the financial year | 296,808,561 | 57,076,553 | 262,234,425 | 39,684,101 |

*(c) Terms and conditions of contributed equity*

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

## 20. Vendor, directors and staff share option plan

*(a) Unlisted Vendor Options*

On 29 August 2000, shareholders approved the issue of 70,000,000 unlisted options to the vendors of GeneType AG at an exercise price of 20 cents on or before 14 April 2005.

| | 2004 Number | 2003 Number |
|---|---|---|
| Balance at the beginning of the financial year (i) | 69,172,250 | 69,256,250 |
| Granted during the year | - | - |
| Exercised during the year (ii) | (3,336,636) | (84,000) |
| Lapsed during the year | - | - |
| Balance at the end of the financial year (iii) | 65,835,614 | 69,172,250 |

(i) Balance at the beginning of the financial year

| 2004 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Options - Series | | | | |
| Vendor options | 69,172,250 | 29/8/00 | 14/4/05 | $0.20 |

| 2003 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Options - Series | | | | |
| Vendor options | 69,256,250 | 29/8/00 | 14/4/05 | $0.20 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

## 20. Vendor, directors and staff share option plan (cont)

(i) Balance at the beginning of the financial year (cont)

Vendor options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

(ii) Vendor Options Exercised during the Financial Year

| 2004 | No of Options Exercised | Grant Date | Exercise Date | Expiry Date | Exercise Price | No of Shares Issued | Fair Value Received | Fair Value of Shares at Date of Issue |
|---|---|---|---|---|---|---|---|---|
| Vendor Options | 42,000 | 29/8/00 | 14/7/03 | 14/4/05 | $0.20 | 42,000 | $8,400 | $23,940 |
| Vendor Options | 42,000 | 29/8/00 | 23/7/03 | 14/4/05 | $0.20 | 42,000 | $8,400 | $23,520 |
| Vendor Options | 80,000 | 29/8/00 | 25/7/03 | 14/4/05 | $0.20 | 80,000 | $16,000 | $48,000 |
| Vendor Options | 180,000 | 29/8/00 | 28/7/03 | 14/4/05 | $0.20 | 180,000 | $36,000 | $109,800 |
| Vendor Options | 382,000 | 29/8/00 | 6/8/03 | 14/4/05 | $0.20 | 382,000 | $76,400 | $221,560 |
| Vendor Options | 14,000 | 29/8/00 | 11/8/03 | 14/4/05 | $0.20 | 14,000 | $2,800 | $8,260 |
| Vendor Options | 270,000 | 29/8/00 | 12/8/03 | 14/4/05 | $0.20 | 270,000 | $54,000 | $183,600 |
| Vendor Options | 350,000 | 29/8/00 | 14/8/03 | 14/4/05 | $0.20 | 350,000 | $70,000 | $287,000 |
| Vendor Options | 1,822,000 | 29/8/00 | 15/8/03 | 14/4/05 | $0.20 | 1,882,000 | $364,400 | $1,449,140 |
| Vendor Options | 21,000 | 29/8/00 | 29/8/03 | 14/4/05 | $0.20 | 21,000 | $4,200 | $15,330 |
| Vendor Options | 133,636 | 29/8/00 | 28/4/04 | 14/4/05 | $0.20 | 133,636 | $26,727 | $56,795 |
| | 3,336,636 | | | | | 3,336,636 | $667,327 | $2,426,945 |

| 2003 | No of Options Exercised | Grant Date | Exercise Date | Expiry Date | Exercise Price | No of Shares Issued | Fair Value Received | Fair Value of Shares at Date of Issue |
|---|---|---|---|---|---|---|---|---|
| Vendor Options | 84,000 | 29/8/00 | 29/5/03 | 14/4/05 | $0.20 | 84,000 | $16,800 | $34,440 |

Fair value of consideration received is measured as the nominal value of cash receipts on conversion. The fair value of shares at the date of issue is measured as the market value at close of trade on the date of their issue.

## 20. Vendor, directors and staff share option plan (cont)

(iii) Balance at End of Financial Year

| 2004 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Vendor Options | 65,835,614 | 65,835,614 | - | 29/8/00 | 14/4/05 | $0.20 |

| 2003 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Vendor Options | 69,172,250 | 69,172,250 | - | 29/8/00 | 14/4/05 | $0.20 |

Vendor options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

Consideration received on the exercise of vendor options is recognised in contributed equity. During the financial year $667,327 (2003 - $16,800) was recognised in contributed equity arising from the exercise of vendor options.

*(b) Unlisted Directors Options*

On 29 August 2000, shareholders also approved the issue of 3,000,000 unlisted options to directors at an exercise price of 45 cents on or before 14 April 2005.

| | 2004 Number | 2003 Number |
|---|---|---|
| Balance at the beginning of the financial year (i) | 3,000,000 | 3,000,000 |
| Granted during the year | - | - |
| Exercised during the year | (1,000,000) | - |
| Lapsed during the year | - | - |
| Balance at the end of the financial year (ii) | 2,000,000 | 3,000,000 |

(i) Balance at the beginning of the financial year

| 2003 and 2004 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Options - Series | | | | |
| Unlisted Directors options | 3,000,000 | 29/8/00 | 14/4/05 | $0.45 |

Directors options carry no rights to dividends and no voting rights.

In accordance with the terms of the Directors options, options can be exercised at any time from the date of their issue to the date of their expiry.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 20. Vendor, directors and staff share option plan (cont)

(ii) Directors Options exercised during the Financial Year

| 2004 | No of Options Exercised | Grant Date | Exercise Date | Expiry Date | Exercise Price | No of Shares Issued | Fair Value Received | Fair Value of Shares at Date of Issue |
|---|---|---|---|---|---|---|---|---|
| Directors Options | 1,000,000 | 29/8/00 | 12/8/03 | 14/4/05 | $0.45 | 1,000,000 | $450,000 | $700,000 |

(iii) Balance at End of Financial Year

| 2004 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Unlisted Directors Options | 2,000,000 | 2,000,000 | - | 29/8/00 | 14/4/05 | $0.45 |

| 2003 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Unlisted Directors Options | 3,000,000 | 3,000,000 | - | 29/8/00 | 14/4/05 | $0.45 |

Directors options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from directors (Nil), is not recognised in the financial statements except for the purposes of determining directors' remuneration in respect of that financial year as disclosed in note 24 to the financial statements. The amounts are disclosed in remuneration in respect of the financial year in which the entitlement was earned.

*(c) Staff Share Plan*

The Staff Share Plan was established on 30 November 2001 where Genetic Technologies Limited may, at the discretion of directors, grants options over the ordinary shares in Genetic Technologies Limited to directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with guidelines established by directors. The options are issued for a term of 6 years. In accordance with the terms of the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry. The options are not transferable and will not be quoted on the ASX. There are currently 5 directors, 8 executives and 24 staff eligible for this scheme. Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.

| | 2004 Number | 2003 Number |
|---|---|---|
| Balance at the beginning of the financial year (i) | 9,720,000 | 8,220,000 |
| Granted during the year (ii) | 2,750,000 | 2,250,000 |
| Exercised during the year (iii) | (237,500) | - |
| Lapsed during the year (iv) | 1,225,000) | (750,000) |
| Balance at the end of the financial year (v) | 11,007,500 | 9,720,000 |

**20. Vendor, directors and staff share option plan (cont)**

(i) Balance at the beginning of the financial year

| 2004 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Options - Series | | | | |
| Issued 30/11/01 | 4,250,000 | 30/11/01 | 30/11/07 | $0.61 |
| Issued 30/11/01 | 2,150,000 | 30/11/01 | 30/11/07 | $0.56 |
| Issued 30/11/01 | 1,070,000 | 30/11/01 | 30/11/07 | $0.49 |
| Issued 9/7/02 | 200,000 | 9/7/02 | 9/7/08 | $0.56 |
| Issued 17/7/02 | 200,000 | 17/7/02 | 17/7/08 | $0.49 |
| Issued 20/5/03 | 1,675,000 | 20/5/03 | 20/5/09 | $0.44 |
| Issued 20/5/03 | 175,000 | 20/5/03 | 20/5/09 | $0.38 |
| | 9,720,000 | | | |

| 2003 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Options - Series | | | | |
| Issued 30/11/01 | 4,750,000 | 30/11/01 | 30/11/07 | $0.61 |
| Issued 30/11/01 | 2,150,000 | 30/11/01 | 30/11/07 | $0.56 |
| Issued 30/11/01 | 1,320,000 | 30/11/01 | 30/11/07 | $0.49 |
| | 8,220,000 | | | |

(ii) Granted During the Year

| 2004 | Number | Grant Date | Expiry Date | Exercise Price | Fair Value Received |
|---|---|---|---|---|---|
| Option - Series | | | | | |
| Issued 15/12/03 | 2,000,000 | 15/12/03 | 20/5/09 | $0.48 | - |
| Issued 15/12/03 | 750,000 | 15/12/03 | 15/12/09 | $0.59 | - |
| | 2,750,000 | | | | |

| 2003 | Number | Grant Date | Expiry Date | Exercise Price | Fair Value Received |
|---|---|---|---|---|---|
| Option - Series | | | | | |
| Issued 9/7/02 | 200,000 | 9/7/02 | 9/7/08 | $0.56 | - |
| Issued 17/7/02 | 200,000 | 17/7/02 | 17/7/08 | $0.49 | - |
| Issued 20/5/03 | 1,675,000 | 20/5/03 | 20/5/09 | $0.44 | - |
| Issued 20/5/03 | 175,000 | 20/5/03 | 20/5/09 | $0.38 | - |
| | 2,250,000 | | | | |

**20. Vendor, directors and staff share option plan (cont)**

(iii) Exercised during the year

| 2004 | No of Options Exercised | Grant Date | Exercise Date | Expiry Date | Exercise Price | No of Shares Issued | Fair Value Received | Fair Value of Shares at Date of Issue |
|---|---|---|---|---|---|---|---|---|
| Staff Options | 37,500 | 30/11/01 | 25/7/03 | 30/11/07 | $0.49 | 37,500 | $18,375 | $22,500 |
| Staff Options | 50,000 | 30/11/01 | 25/7/03 | 30/11/07 | $0.56 | 50,000 | $28,000 | $30,000 |
| Staff Options | 75,000 | 30/11/01 | 13/8/03 | 30/11/07 | $0.56 | 75,000 | $42,000 | $54,000 |
| Staff Options | 37,500 | 30/11/01 | 13/8/03 | 30/11/07 | $0.49 | 37,500 | $18,375 | $27,000 |
| Staff Options | 37,500 | 30/11/01 | 4/9/03 | 30/11/07 | $0.49 | 37,500 | $18,375 | 26,250 |
| | 237,500 | | | | | 237,500 | $125,125 | $159,750 |

(iv) Lapsed during the year

The following equity-based instruments issued to employees have lapsed during the reporting period as a result of staff ceasing to be employed by the Company:

| | 2004 Number | 2003 Number | Exercise Price |
|---|---|---|---|
| Options - Series | | | |
| Issued 30/11/01 | - | 250,000 | $0.49 |
| Issued 30/11/01 | 150,000 | - | $0.56 |
| Issued 30/11/01 | - | 500,000 | $0.61 |
| Issued 20/5/03 | 75,000 | - | $0.44 |
| Issued 15/12/03 | 1,000,000 | - | $0.48 |
| | 1,225,000 | 750,000 | |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 20. Vendor, directors and staff share option plan (cont)

(v) Balance at End of Financial Year

| 2004 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Option - Series | | | | | | |
| Issued 30/11/01 | 4,250,000 | 2,125,000 | 2,125,000 | 30/11/01 | 30/11/07 | $0.61 |
| Issued 30/11/01 | 1,875,000 | 937,500 | 937,500 | 30/11/01 | 30/11/07 | $0.56 |
| Issued 30/11/01 | 957,500 | 478,750 | 478,750 | 30/11/01 | 30/11/07 | $0.49 |
| Issued 9/7/02 | 200,000 | 50,000 | 150,000 | 9/7/02 | 9/7/08 | $0.56 |
| Issued 17/7/02 | 200,000 | 50,000 | 150,000 | 17/7/02 | 17/7/08 | $0.49 |
| Issued 20/5/03 | 1,600,000 | 400,000 | 1,200,000 | 20/5/03 | 20/5/09 | $0.44 |
| Issued 20/5/03 | 175,000 | 43,750 | 131,250 | 20/5/03 | 20/5/09 | $0.38 |
| Issued 15/12/03 | 1,000,000 | - | 1,000,000 | 15/12/03 | 20/5/09 | $0.48 |
| Issued 15/12/03 | 750,000 | - | 750,000 | 15/12/03 | 15/12/09 | $0.59 |
| | 11,007,500 | 4,085,000 | 6,922,500 | | | |

| 2003 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Option - Series | | | | | | |
| Issued 30/11/01 | 4,250,000 | 1,062,500 | 3,187,500 | 30/11/01 | 30/11/07 | $0.61 |
| Issued 30/11/01 | 2,150,000 | 537,500 | 1,612,500 | 30/11/01 | 30/11/07 | $0.56 |
| Issued 30/11/01 | 1,070,000 | 267,500 | 802,500 | 30/11/01 | 30/11/07 | $0.49 |
| Issued 9/7/02 | 200,000 | - | 200,000 | 9/7/02 | 9/7/08 | $0.56 |
| Issued 17/7/02 | 200,000 | - | 200,000 | 17/7/02 | 17/7/08 | $0.49 |
| Issued 20/5/03 | 1,675,000 | - | 1,675,000 | 20/5/03 | 20/5/09 | $0.44 |
| Issued 20/5/03 | 175,000 | - | 175,000 | 20/5/03 | 20/5/09 | $0.38 |
| | 9,720,000 | 1,867,500 | 7,852,500 | | | |

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from employees (nil), is not recognised in the financial statements except for the purposes of determining directors' and executives remuneration in respect of that financial year as disclosed in note 24 to the financial statements. The amounts are disclosed in remuneration in respect of the financial year in which the entitlement was earned.

Fair value of the shares issued during the reporting period is estimated to be the market price of shares of Genetic Technologies Limited on the ASX as at close of trading on their respective issue dates.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 20. Vendor, directors and staff share option plan (cont)

*(d) Unlisted Options from the Placement*

On 4 September 2003 the Company completed an institutional placement raising $10 million cash by of a placement of 13,333,333 ordinary shares at $0.75 each. Under the terms of the placement, subscribers were allotted one free option for each two shares subscribed at an exercise price of $1.00 on or before 30 September 2005.

| | 2004 Number | 2003 Number |
|---|---|---|
| Balance at the beginning of the financial year (i) | - | - |
| Granted during the year (ii) | 6,666,667 | - |
| Exercised during the year | - | - |
| Lapsed during the year | - | - |
| Balance at the end of the financial year (iii) | 6,666,667 | - |

(i) Balance at the beginning of the financial year

| 2003 and 2004 | Number | Grant date | Expiry Date | Exercise Price |
|---|---|---|---|---|
| Option - Series | - | - | - | - |

(ii) Granted During the Year

| 2004 | Number | Grant Date | Expiry Date | Exercise Price | Fair Value Received |
|---|---|---|---|---|---|
| Option - Series | | | | | |
| Issued 04/09/03 | 6,666,667 | 4/09/03 | 30/9/05 | $1.00 | - |

| 2004 | Number | Grant Date | Expiry Date | Exercise Price | Fair Value Received |
|---|---|---|---|---|---|
| Option - Series | - | - | - | - | - |

Options issued under the Placement at $1.00 carry no rights to dividends and no voting rights.

(iii) Balance at the End of the Year

| 2004 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Option - Series | | | | | | |
| Issued 04/09/03 | 6,666,667 | 6,666,667 | - | 04/09/03 | 30/9/05 | $1.00 |

### 20. Vendor, directors and staff share option plan (cont)

*(d) Unlisted Options from the Placement*

(iii) Balance at the End of the Year (Cont'd)

| 2003 | Number | Vested Number | Unvested Number | Grant Date | Expiry Date | Exercise Price $ |
|---|---|---|---|---|---|---|
| Option - Series | | | | | | |
| | - | - | - | - | - | - |

Options issued under the Placement at $1.00 carry no rights to dividends and no voting rights.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **21. Reserves** | | | | |
| *(a) Composition* | | | | |
| Foreign currency translation reserve | 717,076 | 692,310 | - | - |
| *(b) Movements* | | | | |
| Foreign currency translation reserve | | | | |
| Balance as at beginning of year | 692,310 | 581,373 | - | - |
| Net translation adjustment | 24,766 | 110,937 | - | - |
| Balance at end of year | 717,076 | 692,310 | - | - |
| **22. Accumulated losses** | | | | |
| Retained earnings/ (Accumulated losses) at beginning of year | (12,984,925) | (8,824,594) | (6,939,528) | 857,565 |
| Net (loss) attributable to members of the parent entity | (10,702,891) | (4,160,331) | (14,789,624) | (7,797,093) |
| (Accumulated losses) at the end of the year | (23,687,816) | (12,984,925) | (21,729,152) | (6,939,528) |

## 23. Additional financial instrument disclosure

*(a) Interest rate risk exposures*

Cash assets totalling $11,363,291 (2003: $5,828,540) have a weighted average floating interest rate of 4.5% (2003: 1.9%). A weighted floating interest rate of 4.98% (2003: 0%) on security deposits totalling $38,655 (2003: $49,750) is included in other current financial assets.

Other receivables, investments, accounts payable and other financial items are non-interest bearing.

*(b) Concentrations of credit risk*

Credit risk represents the accounting loss that would be recognised at the reporting date if counterparts failed completely to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

The Company places its cash and cash equivalents with high credit quality institutions in order to limit the degree of credit exposure. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company does not require collateral to provide credit. In addition, the majority of the Company's customers are large, reputable organisations, which also reduces the risk of credit exposure. The Company has not entered into any transactions that would qualify as a financial derivative instrument.

At 30 June 2004, one customer Plant Biotechnology Centre of Victoria accounted for 70.6% (2003 - 12%) of trade debtors. The customer is a Victorian Government controlled body and credit risk is minimal.

In 2004, the largest customer accounted for 13.3% (2003- 14.2%) of the Company's revenue and there was no other customer who accounted for more than 10% of the Company's 2004 revenue. The customer is a Victorian Government controlled body.

In 2003, one customer accounted for 19.5% ($1,808,318), another customer accounted for 16.8 % ($1,561,672) and a third customer accounted for 14.2% ($1,324,445). There were no other customers representing more than 10% of the Company's revenue.

*(c) Foreign exchange rate risk management*

The Company is exposed to foreign currency exchange risk through primary financial assets and liabilities. It is the Company's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.

*(d) Net fair values of financial assets and liabilities*

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised financial instruments

Listed shares included in "Investments" are traded in an organised financial market. The net fair value of listed shares are determined by valuing them at the quoted bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability.

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amount of bank term deposits, accounts receivable and accounts payable approximate net fair value.

## 23. Additional financial instrument disclosure (cont)

*(e) Net fair values*

Recognised Financial Instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

| | Consolidated | | Consolidated | |
|---|---|---|---|---|
| | 2004 Carrying amount $ | 2004 Net fair value $ | 2003 Carrying amount $ | 2003 Net fair value $ |
| *Financial assets* | | | | |
| Cash | 11,363,291 | 11,363,291 | 5,528,540 | 5,528,540 |
| Receivables | 941,310 | 941,310 | 1,056,332 | 1,056,332 |
| Other | - | - | - | - |
| Investments:- | | | | |
| Shares in other corporations | | | | |
| - listed | - | - | 258,341 | 262,790 |
| *Financial liabilities* | | | | |
| Accounts payable | 3,270,894 | 3,270,894 | 2,534,789 | 2,534,789 |

The listed shares in other corporations are readily tradeable on organised markets in a standardised form. All other financial assets and liabilities are not readily tradable on organised markets in a standardised form.

## 24. Director and executive disclosures

*(a) Details of specified directors and specified executives*

(i) Specified Directors

| | |
|---|---|
| Dr Mervyn Jacobson | Executive Chairman |
| Mr Fred Bart | Deputy Chairman (Non Executive) |
| Mr Ian Dennis | Executive Director and Company Secretary |
| Mr Robert Edge | Non Executive Director |
| Prof Deon Venter | Non Executive Director |
| Mr Russell Granzow | Resigned 19 April 2004 |

(ii) Specified Executives

| | |
|---|---|
| Mr Thomas Howitt | Chief Financial Officer |
| Ms Luisa Ashdown | Senior Scientist |
| Mr Ian Christensen | Manager - Licensing |
| Dr Adrian Hodgson | Director of Science and Chief Operating Officer |
| Mr Ian Smith | Director of Service Testing |
| Dr Glenn Tong | Managing Director - Commercial - AgGenomics Pty Limited |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)





## 24. Director and executive disclosures (cont)

*(b) Remuneration of specified directors and specified executives*

(i) Remuneration Policy

The Directors are responsible for remuneration policies and packages applicable to the Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities and level of performance.

All Directors and Executives have the opportunity to qualify for participation in the Staff Share Plan. Directors and executive remuneration includes incentive schemes being the value of share options held and calculated in accordance with the requirements of AASB 2 "Share Based Payments" published by the International Accounting Standards Board and subject to the Australian Securities & Investments Commission media release "Guidelines to valuing options in annual directors' reports" dated 30 June 2003.

From 1 July 2003, options granted as part of director and executive emoluments have been valued using a Binomial option pricing model, which takes into account factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

Fair values of options:

The fair value of each option is estimated on the date of grant using a Binomial option-pricing model with the following assumptions used for grants made during the years ended 30 June 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Dividend yield | Nil | Nil |
| Historical volatility | 89% | 63% |
| Risk-free interest rate | 5.8% | 5.09% |
| Expected life of option | 6 years | 6 years |

(ii) Remuneration of specified directors and specified executives

**2004**

| Name | Salary/Fees | Superannuation Benefits | Option Incentive Schemes | Total |
|---|---|---|---|---|
| *Executive Directors* | | | | |
| Dr Mervyn Jacobson | 300,000 | - | - | 300,000 |
| Mr Ian Dennis | 200,500 | 19,500 | - | 220,000 |
| Mr Russell Granzow - resigned 19 April 2004 | 115,800 | - | - | 115,800 |
| *Non Executive Directors* | | | | |
| Prof Deon Venter | 137,725 | - | 52,183 | 189,908 |
| Mr Fred Bart | 66,000 | - | - | 66,000 |
| Mr Robert Edge | 5,918 | - | - | 5,918 |
| Totals | 825,943 | 19,500 | 52,183 | 897,626 |

Note that the 1,000,000 options granted to Mr Russell Granzow on 15 December 2003 lapsed on his resignation as they had not vested.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 24. Director and executive disclosures (cont)

**2003**

| **Name** | **Salary/Fees** | **Superannuation Benefits** | **Option Incentive Schemes** | **Total** |
|---|---|---|---|---|
| *Executive Directors* | | | | |
| Dr Mervyn Jacobson | 235,000 | - | 252,035 | 487,035 |
| Mr Ian Dennis | 171,692 | 16,000 | 126,018 | 313,710 |
| Mr Russell Granzow - appointed 6 May 2003 | 58,761 | - | - | 58,761 |
| *Non Executive Directors* | | | | |
| Prof Deon Venter - appointed 17 April 2003 | - | - | - | - |
| Mr Fred Bart | 79,000 | - | 63,009 | 142,009 |
| Totals | 544,453 | 16,000 | 441,062 | 1,001,515 |

The following table discloses the remuneration of the specified executives of the consolidated entity.

**2004**

| **Name** | **Salary/Fees** | **Superannuation Benefits** | **Option Incentive Schemes** | **Total** |
|---|---|---|---|---|
| *Executive Officers* (Excluding directors) | | | | |
| Consolidated | | | | |
| Dr Adrian Hodgson | 133,267 | 11,003 | 39,010 | 183,280 |
| Mr Ian Smith | 128,868 | 11,598 | - | 140,466 |
| Dr Glenn Tong | 124,992 | 11,249 | - | 136,241 |
| Mr Ian Christensen | 113,415 | 18,200 | - | 131,615 |
| Ms Luisa Ashdown | 118,938 | 10,074 | - | 129,012 |
| Mr Thomas Howitt | 8,000 | 775 | - | 8,775 |
| Totals | 627,480 | 62,899 | 39,010 | 729,389 |

**2003**

| **Name** | **Salary/Fees** | **Superannuation Benefits** | **Option Incentive Schemes** | **Total** |
|---|---|---|---|---|
| *Executive Officers* (Excluding directors) | | | | |
| Consolidated | | | | |
| Mr John Goudie | 138,888 | 12,500 | 94,513 | 245,901 |
| Dr Glenn Tong | 124,077 | 11,167 | 38,480 | 173,724 |
| Mr Ian Smith | 114,547 | 10,309 | 38,480 | 163,336 |
| Ms Luisa Ashdown | 106,306 | 9,896 | 38,480 | 154,682 |
| Dr George Rudy (resigned) | 73,471 | 6,612 | 41,663 | 121,746 |
| Totals | 557,289 | 50,484 | 251,616 | 859,389 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



### 24. Director and executive disclosures (cont)

*(c) Remuneration options: Granted and vested during the year*

During the financial year options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. The options were issued at no cost. Each option entitles the holder to subscribe for one fully paid ordinary shares in the entity at the price shown below. The options were issued for a term of six years and vest as to 25% after 12 months service with the balance vesting equally over the ensuing 3 years. The value of options included in annual remuneration disclosure are prorated over the 4 year vesting period.

| | | | Terms and Conditions for each Grant | | | | |
|---|---|---|---|---|---|---|---|
| | Vested Number | Granted Number | Grant Date | Value at Grant Date $ | Exercise Price $ | First Exercise Date | Last Exercise Date |
| *Specified Directors* | | | | | | | |
| Prof Deon Venter | - | 1,000,000 | 15/12/03 | $0.357 | $0.48 | 15/12/04 | 20/5/09 |
| Mr Russell Granzow | - | 1,000,000 | 15/12/03 | $0.357 | $0.48 | Expired | Expired |
| *Specified Executives* | | | | | | | |
| Dr Adrian Hodgson | - | 750,000 | 15/12/03 | $0.356 | $0.59 | 15/12/04 | 15/12/09 |
| | - | 2,750,000 | | | | | |

*(d) Shares issued on exercise of remuneration options*

| | Shares issued Number | Paid $ per share | Unpaid $ per share |
|---|---|---|---|
| *Specified directors* | | | |
| Mr Ian Dennis | 1,000,000 | $0.45 | - |
| *Specified executives* | | | |
| Dr Glenn Tong | 75,000 | $0.56 | - |

## 24. Director and executive disclosures (cont)

*(e) Shareholdings and Option holdings of Specified Directors and Specified Executives including personally related entities*

| | Shares (number held) | | Options (number held) | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| *Specified Directors* | | | | |
| Dr Mervyn Jacobson* | 106,200,900 | 109,569,900 | 55,800,000 | 57,284,000 |
| Mr Fred Bart # | 25,918,214 | 26,958,214 | 500,000 | 500,000 |
| Mr Ian Alistair Dennis | 300,000 | 300,000 | 1,000,000 | 2,000,000 |
| Prof Deon Venter | - | - | 1,000,000 | - |
| Mr Robert John Edge | - | - | - | - |
| *Specified Executives* | | | | |
| Dr Adrian Hodgson | 36,000 | - | 750,000 | - |
| Mr Ian Smith | 100,000 | - | 300,000 | 650,000 |
| Dr Glenn Tong | - | - | 225,000 | 300,000 |
| Mr Ian Christensen | - | - | 300,000 | 300,000 |
| Ms Luisa Ashdown | 700,000 | 700,000 | 650,000 | 650,000 |
| Mr Thomas Howitt | - | - | - | - |
| Total | 133,255,114 | 137,528,114 | 60,525,000 | 61,684,000 |

* 5,000,000 (2003 - 8,669,000) of these shares and 2,800,000 (2003 - 4,284,000) unlisted vendor options are held by the adult children of Dr Mervyn Jacobson.

# Nil (2003 - 40,000) of these shares were held by the wife of Fred Bart.

**Transactions in shares and share options by Specified Directors and Specified Executives**

During the year Dr Mervyn Jacobson purchased 300,000 ordinary shares on the market.

During the year the adult children of Dr Jacobson sold 3,669,000 shares and exercised 1,484,000 unlisted vendor options at an exercise price of 20 cents each and sold the resulting shares on the same day.

During the year interests associated with Mr Fred Bart sold 1,000,000 shares in an off market transaction. Fred Bart's wife also sold 40,000 shares during the year.

On 12 August 2003, Mr Ian Dennis exercised 1,000,000 options at an exercise price of 45 cents each and sold the resulting shares on the same day.

*Prof Deon Venter was issued with 1,000,000 options on 15 December 2003 exercisable at 48 cents under the Staff Share Plan,* following shareholder approval at the 2003 Annual General Meeting.

No other options were exercised by directors during the financial year ended 30 June 2004. No options were exercised by directors during the financial year ended 30 June 2003.

Dr Adrian Hodgson was issued with 750,000 options on 15 December 2003 exercisable at 56 cents under the Staff Share Plan.

On 13 August 2003, Dr Glenn Tong exercised 75,000 of his employee options at 56 cents and sold the 75,000 shares.

On 14 August 2003, Ian Smith exercised 350,000 of his vendor options at 20 cents and sold the resulting 350,000 shares.

## 24. Director and executive disclosures (cont)

*(f) Other transactions and balances with Specified Directors and Specified Executives*

4F Investments Pty Limited is a company associated with Mr Fred Bart and provided management services to the Company for the year ended 30 June 2004 and received $36,000 (2003 - $54,000). 4F Investments Pty Limited also paid $31,560 (2003 - $21,425) to GTG in respect of rental and outgoings on the Sydney premises.

Bankberg Pty Limited is a company associated with Dr Mervyn Jacobson and provided the office and laboratory premises to GeneType Pty Limited (a wholly owned subsidiary of GTG) at Hanover Street, Fitzroy. During the year to 30 June 2004, GeneType Pty Limited paid Bankberg Pty Limited rent and outgoings of $373,879 (2003 - $364,562).

GrapeSeed Intl is an entity associated with Mr Russell Granzow and provided management services to the Company for the period to 31 January 2004 and received $115,800 (2003 - $58,761).

Electro Optic Systems Holdings Limited, a company of which Fred Bart and Ian Dennis are directors and shareholders paid $47,340 (2003 - $31,583) in respect of rental and outgoings on the Sydney premises.

During the previous year the Company acquired an additional 17,500 common shares in XY Inc (a director related entity) on an arms length basis. The Company owns 0.42% of the issued common shares of XY Inc.

Transactions with Directors are on normal commercial terms and conditions.

## 25. Segment information

**Business segments (Primary Segment)**

| | 2004<br>Biotech<br>$ | 2004<br>Investment<br>$ | 2004<br>Unallocated<br>$ | 2004<br>Consolidated<br>$ |
|---|---|---|---|---|
| External sales | 3,147,587 | 832,371 | - | 3,979,958 |
| Inter-segment | - | - | - | - |
| Non operating income | 1,438,091 | - | - | 1,438,091 |
| Total revenue | 4,585,678 | 832,371 | - | 5,418,049 |
| Segment results | (10,651,552) | 584,217 | - | (10,067,335) |
| Loss from ordinary activities before income tax | (10,651,552) | 584,217 | - | (10,067,335) |
| Income tax expense relating to ordinary activities | (399,872) | - | - | (399,872) |
| Net Loss | (11,051,424) | 584,217 | - | (10,467,207) |
| Segment assets | 38,154,601 | 725,704 | - | 38,880,305 |
| Segment liabilities | 4,656,258 | - | - | 4,656,258 |
| Acquisition of segment assets | 7,421,659 | - | - | 7,421,659 |
| Depreciation and amortisation of segment assets | 3,711,117 | - | - | 3,711,117 |

The consolidated entity operates in Australia, Switzerland and Canada in the biotechnology and investment industries.

## 25. Segment information (cont)

**Geographical segments**

| | 2004 Australia $ | 2004 Canada $ | 2004 Switzerland | 2004 Unallocated | 2004 Consolidated |
|---|---|---|---|---|---|
| Revenue | 5,150,610 | 265,980 | 1,459 | - | 5,418,049 |
| Segment results | (9,964,701) | 151,561 | (254,195) | - | (10,067,335) |
| Loss from ordinary activities before income tax | (9,964,701) | 151,561 | (254,195) | - | (10,067,335) |
| *Income tax expense relating to* ordinary activities | (399,872) | - | - | - | (399,872) |
| Net Loss | (10,364,573) | 151,561 | (254,195) | | (10,467,207) |
| Segment assets | 38,314,391 | 547,297 | 18,617 | - | 38,880,305 |
| Segment liabilities | 4,646,083 | 4,552 | 5,623 | - | 4,656,258 |
| Acquisition of segment assets | 7,421,659 | - | - | - | 7,421,659 |
| Depreciation and amortisation of segment assets | 3,473,556 | - | 237,561 | - | 3,711,117 |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

## 25. Segment information (cont)

**Business segments (Primary Segment)**

| | 2003<br>Biotech<br>$ | 2003<br>Investment<br>$ | 2003<br>Unallocated<br>$ | 2003<br>Consolidated<br>$ |
|---|---|---|---|---|
| External sales | 8,496,890 | 492,932 | - | 9,989,822 |
| Inter-segment sales | - | - | | |
| Non - operating income | 274,384 | - | - | 274,384 |
| Total revenue | 8,771,274 | 492,932 | - | 9,264,206 |
| Segment results | (4,153,876) | (171,469) | - | (4,325,345) |
| Loss from ordinary activities before income tax expense | (4,153,876) | (171,469) | - | (4,325,345) |
| Income tax expense relating to ordinary activities | - | - | - | - |
| Net Loss | (4,153,876) | (171,469) | - | (4,325,345) |
| Segment assets | 23,408,593 | 1,007,869 | 5,828,540 | 30,245,002 |
| Segment liabilities | 2,968,142 | - | - | 2,968,142 |
| Acquisition of segment assets | 1,208,567 | 616,903 | - | 1,825,470 |
| Depreciation and amortisation of segment assets | 3,483,826 | - | - | 3,483,826 |
| Other non-cash expenses | - | 430,959 | - | 430,959 |

The principal services of each business segment is as follows:

Mining - residual interest in mineral exploration tenements in Australia.

Biotechnology - research, service testing and licensing of intellectual property in Switzerland and Australia.

Investment - equity investments in other entities in USA, Canada and Australia.

The consolidated entity operates in Australia, Switzerland and Canada in the biotechnology and investment industries.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 25. Segment information (cont)

**Geographical segments**

| | 2003<br>Australia<br>$ | 2003<br>Canada<br>$ | 2003<br>Switzerland | 2003<br>Unallocated | 2003<br>Consolidated |
|---|---|---|---|---|---|
| Revenue | 8,987,844 | 1,978 | - | 274,384 | 9,264,206 |
| Segment results | (3,779,382) | (30,133) | (515,830) | - | (4,325,345) |
| Loss from ordinary activities before income tax expense | (3,779,382) | (30,133) | (515,830) | - | (4,325,345) |
| *Income tax expense relating to* ordinary activities | - | - | - | - | - |
| Net Loss | (3,779,382) | (30,133) | (515,830) | - | (4,325,345) |
| Segment assets | 23,707,215 | 410,459 | 298,788 | 5,828,540 | 30,245,002 |
| Segment liabilities | 2,949,577 | 6,305 | 12,260 | - | 2,968,142 |
| Acquisition of segment assets | 1,825,470 | - | - | - | 1,825,470 |
| Depreciation and amortisation of segment assets | 3,005,636 | - | 478,190 | - | 3,483,826 |

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |

## 26. Notes to the statements of cash flows

*(a) Reconciliation of net loss from ordinary activities after income tax to the net cash used by operating activities*

| | | | | |
|---|---|---|---|---|
| (Loss) from ordinary activities after income tax | (10,467,207) | (4,325,345) | (14,789,624) | (7,797,093) |
| Add/(less) non cash items: | | | | |
| Write down in the value of investments | - | 430,959 | - | 430,959 |
| Write down of value of controlled entities to net asset value | - | - | 8,342,022 | 15,211,561 |
| Amortisation of goodwill/ patents | 3,150,907 | 3,347,161 | 2,948,167 | 2,894,000 |
| Gain on intra-group transfer of patents | - | - | - | (9,112,857) |
| Depreciation of plant and equipment | 560,210 | 136,665 | 8,606 | 8,265 |
| Loss on sale of property, plant and equipment | - | 73,359 | - | - |
| Profit on sale of investments | (584,217) | (259,490) | (408,920) | (259,490) |
| Equipment received as part of sales | - | (754,268) | - | - |
| Securities received as part of sales | - | (350,904) | - | (350,904) |
| Foreign exchange movements | 195,084 | 841,507 | 23,824 | - |
| Changes in assets and liabilities: | | | | |
| Trade debtors | 324,997 | (1,013,288) | 713,871 | (839,058) |
| Other debtors | (29,711) | 9,855 | (27,557) | 12,580 |
| Other financial assets | 11,095 | 20,000 | 11,095 | 20,000 |
| Provisions | 66,507 | 78,352 | 37,677 | 60,718 |
| Trade creditors | 398,088 | 1,011,194 | (466,054) | 849,546 |
| Withholding tax provision | 399,872 | - | 399,872 | - |
| Fees received in advance | 665,896 | - | 362,845 | - |
| Sundry creditors and accruals | 32,500 | (239,464) | 32,501 | (236,470) |
| Net cash generated (used) by operating activities | (5,275,979) | (993,707) | (2,811,675) | 891,757 |

*(b) Business acquired*

During the financial year, a business was acquired. Details of the acquisition are as follows:

| | | | | |
|---|---|---|---|---|
| Consideration | | | | |
| Ordinary shares | - | 50,000 | - | - |
| | - | 50,000 | - | - |
| Fair value of net assets acquired | | | | |
| Goodwill | - | 50,000 | - | - |

## 26. Notes to the statements of cash flows (cont)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| *(c) Financing facilities available* | | | | |
| At reporting date, the following financing facilities had been negotiated and were available: | | | | |
| Total facilities | | | | |
| Credit cards | 120,000 | 75,000 | 120,000 | 75,000 |
| Facilities used at reporting date | | | | |
| Credit cards | 6,706 | 3,905 | 6,706 | 3,905 |
| Facilities unused at reporting date | | | | |
| Credit cards | 113,294 | 71,095 | 113,294 | 71,095 |

*(d) Non-Cash Financing and Investing Activities*

**2004**

On 15 June 2004 the consolidated entity issued 16,666,667 ordinary shares at 39 cents to CY O'Connor ERADE Village Foundation to acquire patents and other intellectual property at a value of $6,500,000.

**2003**

The consolidated entity issued 700,000 ordinary shares at 38 cents each to acquire a shareholding in XY Inc at a value of $266,000.

The consolidated entity also issued 121,951 ordinary shares at 41 cents each as part of the consideration to acquire DNA-ID Labs at a value of $50,000.

As part of the licensing transaction with Pyrosequencing of Sweden, the company received 3 items of testing equipment for its Melbourne laboratory with a fair value of $754,268.

## 27. Commitments

*(a) Capital expenditure commitments*

The Company does not have any significant capital expenditure commitments that are subject to binding contracts. However the Company has continuing minimal expenditure requirements of the Western Australian Mines Department in respect of its prospecting licenses, exploration licenses and mining leases.

The Company has entered into a conditional purchase agreement to purchase an item of testing equipment for $455,000 exclusive of GST subject to installation and satisfactory performance criteria. On the basis that the equipment meets the criteria, the purchase price is due to be paid prior to 28 September 2004.

In respect of the Duketon Belt Joint Venture with Johnson's Well Mining NL in which the Company has a 18.82% (2003: 19.84%) interest, the Company is not contributing any funding towards the project by agreement with the joint venture partner and will dilute its interest in the project.

*(b) Research and Development commitments*

The Company has entered into a Sponsored Research Agreement with CY O'Connor ERADE Village Foundation whereby Genetic Technologies Limited will contribute $900,000 per annum in research for the next 5 years amounting to a total commitment of $4,500,000 and own any intellectual property arising from the research. Since the end of the financial year, the Company has paid the first instalment of $450,000 in cash and supplied a bank guarantee for $450,000 for the term of the agreement.

The Company agreed on 10 August 2004 to extend its research agreement with King's College London on the "Bioinformatic and Functional Analysis of VNTR's" project for a further six months from 26 July 2004 to 26 January 2005. The funding commitment is GBP53,000 and is due in two instalments.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)

## 27. Commitments (cont)

*(c) Superannuation commitments*

The consolidated entity does not have any defined benefit funds. The consolidated entity makes statutory contributions to various superannuation funds on behalf of all employees at 9% as well as additional superannuation contributions as part of salary packaging arrangements with staff. Contributions by the consolidated entity of up to 9% of employees' wages and salaries are legally enforceable in Australia.

*(d) Operating lease commitments*

Operating leases in respect of premises are detailed in Note 34.

## 28. Contingent liabilities

The consolidated entity has been notified of a number of native title claims covering exploration tenements in the Duketon Belt Joint Venture in Western Australia held by the consolidated entity under the Commonwealth Native Title Act, 1993. Until further information regarding the claims and the affected area is available, the consolidated entity will not be in a position to assess the likely effect, if any, of any claim. However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.

On 13 August 2004 a Statement of Claim was lodged in the High Court of New Zealand by Auckland District Health Board alleging groundless threats of infringement action by Genetic Technologies Limited. The matter has been referred to the Company's legal advisors.

## 29. Joint venture operations

The consolidated entity has an interest in the following joint venture:

On 29 September 1995 the Company entered into a Joint Venture agreement with Johnson's Well Mining NL for the Duketon Belt Project. Johnson's Well Mining NL originally had a 75% interest in the Duketon Belt tenements and the Company had 25%. Johnson's Well Mining NL subsequently sold part of its interest in the Joint Venture to Newmont Australia Limited. The Company is no longer contributing to the joint venture operating costs and its interest has reduced from 25% to 18.82% with the agreement of Johnson's Well Mining NL and Newmont Australia Limited. The Company has written off its entire investment in the Duketon Belt Project in previous years. The Joint Venture is managed by Newmont Australia Limited.

## 30. Related party transactions

*Balances with entities within the wholly owned group*

| | The Company | |
|---|---|---|
| | 2004 | 2003 |
| | $ | $ |
| The aggregate amount receivable/ (payable) from (to) wholly owned controlled entities by the Company at balance date: | | |
| Non - current assets | 10,144,217 | 6,564,217 |
| Non - current liabilities | (13,704) | (43,043) |

These amounts are interest-free and repayable at call, however are not expected to be repaid within twelve months.

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 31. Controlled entities

| | Country of Incorporation | Ordinary Share Consolidated Interest held 2004 $ | 2003 $ |
|---|---|---|---|
| *Particulars in relation to controlled entities:* | | | |
| Parent Entity | | | |
| Genetic Technologies Limited | Australia | | |
| Controlled Entities | | | |
| GeneType AG | Switzerland | 100% | 100% |
| GeneType Corporation | USA | 100% | 100% |
| GeneType Pty Limited | Australia | 100% | 100% |
| Simons GeneType Diagnostics Pty Limited | Australia | 100% | 100% |
| Genetic Technologies Corporation Pty Limited | Australia | 100% | 100% |
| Silbase Scientific Services Pty Limited | Australia | 100% | 100% |
| RareCellect Limited | Australia | 100% | 100% |
| ImmunAid Pty Limited | Australia | 60% | 60% |
| AgGenomics Pty Limited | Australia | 50.1% | 50.1% |
| Gtech International Resources Limited | Canada | 78.22% | 78.22% |

## 32. Outside equity interests

| | Consolidated 2004 $ | 2003 $ |
|---|---|---|
| Reconciliation of outside equity interests in controlled entities: | | |
| Opening balance | (114,626) | 28,094 |
| Less Share of operating losses | (132,922) | (165,014) |
| Add minority interest's share of losses in AgGenomics Pty Limited not recognised since losses exceed original investment | 368,606 | - |
| *Reserves* | (2,824) | 22,494 |
| Closing balance | 118,234 | (114,626) |

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)





## 33. Total equity reconciliation

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| Total equity at the beginning of the year | 27,276,860 | 31,136,174 | 32,744,573 | 40,208;866 |
| Total changes in parent entity interest in equity recognised in statement of financial performance | (11,028,125) | (4,049,394) | (15,139,624) | (7,797,093) |
| Transactions with owners as owners: | | | | |
| Contribution of equity | 17,742,452 | 332,800 | 17,742,452 | 332,800 |
| Total changes in outside equity interests | 232,860 | (142,720) | - | - |
| Total equity at end of year | 34,224,047 | 27,276,860 | 35,347,401 | 32,744,573 |

## 34. Leases

Operating leases

Operating leases relate to office premises in Sydney and Melbourne and laboratory facilities in Melbourne with lease terms between 2 and 10 years. The Melbourne laboratory facility has an option to extend for a further 10 years. The Melbourne laboratory facilities are owned by a company associated with the Executive Chairman. All operating lease contracts contain market review clauses in the event that the company/ consolidated entity exercises its option to renew. The company/ consolidated entity *does not have an option to purchase the leased assets at the expiry of the lease periods.*

| | | | | |
|---|---|---|---|---|
| Not longer than 1 year | 442,612 | 399,224 | 64,400 | 25,077 |
| Longer than 1 year and not longer than 5 years | 1,609,447 | 1,487,472 | 96,600 | - |
| Longer than 5 years | 1,323,741 | 1,487,472 | - | - |
| | 3,375,800 | 3,374,168 | 161,000 | 25,077 |

## 35. Subsequent events

On 13 August 2004 a Statement of Claim was lodged in the High Court of New Zealand by Auckland District Health Board alleging groundless threats of infringement action by Genetic Technologies Limited. The matter has been referred to the Company's legal advisors.

The financial effects (if any) of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2004.

## 36. Additional company information

Genetic Technologies Limited is a listed public company, incorporated and operating in Australia.

Registered Office and Principal Place of Business

60-66 Hanover Street,

Fitzroy VIC 3065

Australia

Sydney Corporate Office

Suite 2, Level 12

75 Elizabeth Street

Sydney NSW 2000

Australia

# NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT)



## 37. Impact of adopting AASB equivalents to IASB Standards

Genetic Technologies Limited has commenced transitioning of its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As Genetic Technologies has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Genetic Technologies prepare its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Genetic Technologies. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

*Goodwill*

Under the Australian equivalent to IFRS 3 Business Combinations goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 12 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of the change in accounting policy relating to impairment is impracticable. The removal of an amortisation charge will have a positive impact on the Company's result.

*Business combinations*

Historically, the acquisition of an entity or operation is accounted for under the purchase method of accounting by the legal acquirer. Where consolidated accounts are prepared, the assets and liabilities purchased are initially recognised at their fair values in the consolidated accounts.

Under IFRS 3 Business Combinations, the purchase method of accounting must be applied where there is a business combination, however, not all acquisitions will qualify as a business combination, and as such the purchase method of accounting for these acquisitions will no longer be appropriate. In addition, the legal acquirer may not be the 'acquirer' per IFRS 3 Business Acquisitions, and the consolidated accounts may consequently reflect the fair values of the legal acquirer's assets and liabilities rather than the fair value of the assets and liabilities of the legal entity acquired.

Furthermore, there are a number of recognition and measurement differences that result in relation to assets and liabilities acquired in a business combination, particularly in relation to intangible assets and restructuring provisions. Acquired contingent liabilities must also be recognised at their fair values where acquired in a business combination.

The impact of these changes in accounting policy on first-time adoption will depend on whether the consolidated entity will elect to adopt the exemption available to it to not reopen past acquisitions and retrospectively account for them. On an ongoing basis, this change in policy may significantly affect the profit and loss and balance sheet, as the accounting going forward significantly differs from the manner in which such transactions are treated under current Australian GAAP.

*Impairment of Assets*

Under the Australian equivalent to IAS 36 Impairment of Assets the recoverable amount of an asset is determined as the higher of the net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

*Share based payments*

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown, however it is expected to have a negative impact on the results of the Company.

# ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

**Home exchange**

The Company's ordinary shares are quoted on the Australian Stock Exchange Limited. The Home Exchange is Perth. The ticker symbol for the ordinary shares is "GTG".



**Substantial shareholders**

At 18 August 2004 the following substantial shareholders were registered:

| | Ordinary Shares | Percentage of Total of Ordinary Shares |
|---|---|---|
| Dr Mervyn Jacobson | 101,200,900 | 34.1% |
| Security & Equity Resources Limited | 25,918,214 | 8.7% |

**Voting rights**

Rule 74 of the Company's Constitution stipulates the voting rights of members as follows:

"Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b) On a poll every person present who is a Member or proxy, attorney or Representative has:

(i) For each fully paid share that the person holds or represents - one vote; and

(ii) For each share other than a fully paid share that the person holds or represents - that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited)."

**Distribution of equity security holders**

At 18 August 2004 the distribution of ordinary equity security holders were:

| Range | Ordinary Shareholders | Number of Shares |
|---|---|---|
| 1-1,000 | 345 | 270,339 |
| 1,001 - 5,000 | 1,443 | 4,452,842 |
| 5,001 - 10,000 | 953 | 8,058,639 |
| 10,001 - 100,000 | 1,432 | 46,340,604 |
| 100,001 and over | 207 | 237,686,137 |
| Total | 4,380 | 296,808,561 |

There were 569 ordinary shareholders with less than a marketable parcel.

There is no current on-market buy-back.

# TWENTY LARGEST ORDINARY SHAREHOLDERS - QUOTED

At 18 August 2004 the 20 largest ordinary shareholders held 65.22% of the total issued fully paid quoted ordinary shares of 296,808,561.

| Shareholder | Fully Paid Ordinary Shares | Percentage of total |
|---|---|---|
| 1. Dr Mervyn Jacobson Group | 101,200,900 | 34.10% |
| 2. Security & Equity Resources Limited | 25,918,214 | 8.73% |
| 3. CY O'Connor ERADE Village Foundation | 16,666,667 | 5.62% |
| 4. Gail Bratz | 9,131,433 | 3.08% |
| 5. Dr Mervyn Jacobson as trustee | 8,660,849 | 2.92% |
| 6. Maurie Stang | 4,918,000 | 1.66% |
| 7. Bernard Stang | 4,846,459 | 1.63% |
| 8. Fodiro Pty Limited | 3,279,983 | 1.11% |
| 9. Glenn Jacobson | 2,800,000 | 0.94% |
| 10. Elizabeth Sy | 2,214,000 | 0.75% |
| 11. Jack Jacobson | 2,200,000 | 0.74% |
| 12. National Nominees Limited | 1,637,880 | 0.55% |
| 13. Kale Corporation Limited | 1,490,000 | 0.50% |
| 14. Dr Joshua Ehrlich | 1,421,000 | 0.48% |
| 15. Bernard Bart | 1,400,000 | 0.47% |
| 16. JP Morgan Nominees Australia Limited | 1,216,120 | 0.41% |
| 17. F & B Investments Pty Limited | 1,200,000 | 0.40% |
| 18. John V Egan | 1,176,000 | 0.39% |
| 19. M Sailer Investments Inc | 1,114,200 | 0.38% |
| 20. Cork & Salford Management Limited | 1,080,000 | 0.36% |
| Total | 193,571,705 | 65.22% |

# TWENTY LARGEST UNLISTED VENDOR OPTION HOLDERS

At 18 August 2004 the 20 largest option holders held 96.99% of the 65,835,614 unlisted options issued to GeneType AG vendors exercisable at 20 cents each on or before 14 April 2005.

| Optionholder | Options | Percentage of total |
|---|---|---|
| 1. JGT ApS | 49,000,000 | 74.42% |
| 2. Dr Mervyn Jacobson as trustee | 3,008,114 | 4.57% |
| 3. Bernhard Stang | 2,359,000 | 3.58% |
| 4. Maurie Stang | 2,334,000 | 3.55% |
| 5. Jack R Jacobson | 1,400,000 | 2.13% |
| 6. Glenn Jacobson | 1,400,000 | 2.13% |
| 7. Gail Bratz | 1,344,000 | 2.04% |
| 8. John V Egan | 588,000 | 0.89% |
| 9. Luisa Ashdown | 350,000 | 0.53% |
| 10. GMG Management (IOM) Limited | 315,636 | 0.48% |
| 11. Peter John Gill | 280,000 | 0.43% |
| 12. Paul Daniel | 224,000 | 0 34% |
| 13. M Sailer Investments Inc | 224,000 | 0.34% |
| 14. John C Goudie | 196,000 | 0.30% |
| 15. Christopher R Botsford | 168,000 | 0.26% |
| 16. Karen Phillips | 150,000 | 0.23% |
| 17. Amikam Molad & Judith Molad | 140,000 | 0.21% |
| 18. Carole Anne Studhalter-Orr | 140,000 | 0.21% |
| 19. James Allington | 117,583 | 0.18% |
| 20. Edward Evans | 113,956 | 0.17% |
| | 63,852,289 | 96.99% |

**Corporate Governance Statement**

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the "Council's") "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Genetic Technologies Limited's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

| | |
|---|---|
| Principle 1. | Lay solid foundations for management and oversight |
| Principle 2. | Structure the Board to add value |
| Principle 3. | Promote ethical and responsible decision making |
| Principle 4. | Safeguard integrity in financial reporting |
| Principle 5. | Make timely and balanced disclosure |
| Principle 6. | Respect the rights of shareholders |
| Principle 7. | Recognise and manage risk |
| Principle 8. | Encourage enhanced performance |
| Principle 9. | Remunerate fairly and responsibly |
| Principle 10. | Recognise the legitimate interests of stakeholders |

Genetic Technologies Limited's corporate governance practices were in place throughout the year ended 30 June 2004 and embrace the Council's best practice recommendations which are being put in place as appropriate.

The Company does not meet Recommendation 2.3 of the Guidelines as the Executive Chairman, Dr Mervyn Jacobson also has the role of Chief Executive Officer. Dr Jacobson is well qualified to carry out both roles particularly with his medical background and in his capacity as one of the founders of the original company GeneType AG.

The audit committee composition did not fully comply with the recommendations throughout the year as not all Directors on the committee were non- executive. Once Robert Edge was appointed as a non-executive director on 19 April 2004 and was also appointed Chairman of the Audit Committee, the committee consisted of all non executive directors. During the current year the Directors will establish a formal risk assessment plan in order to comply with Principle 7.

Additional information regarding the Company's corporate governance policies, its Directors and other relevant information can be found on the Company's website:

**www.gtg.com.au**

**Structure of the Board**

The skills, experience and expertise relevant to the position of director held by each Director in office at the date of this Annual Report is included in the Directors' Report on pages 22 and 23. Directors of Genetic Technologies Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5 percent of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10 percent of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the Company's loyalty.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Genetic Technologies Limited are considered to be independent:

| *Name* | *Position* |
|---|---|
| Mr. Robert J. Edge | Non-executive Director |
| Mr. Fred Bart | Non-executive Director |
| Prof. Deon J. Venter | Non-executive Director |



There are procedures in place, agreed by the Board, to enable directors, in furtherance of their duties, to seek independent professional advice at the Company's expense.

The term in office held by each Director in office at the date of this report is as follows:

| Name | Position | Term in Office |
|---|---|---|
| Dr. Mervyn Jacobson | Executive Chairman | 4 years |
| Mr. Fred Bart | Non-executive Director | 8 years |
| Mr. Ian A. Dennis | Executive Director | 10 years |
| Mr. Robert J. Edge | Non-executive Director | 5 months |
| Prof. Deon J. Venter | Non-executive Director | 1 year |

For additional details regarding board appointments, please refer to the Company's website.

### Nomination committee

The Board does not currently have a formal Nomination Committee. However, the Board continues to operate within the established guidelines, including when necessary, selecting candidates for the position of Director and, where appropriate, seeking the services of an independent consultant who is not a director of the Company to provide assistance in the recruitment of potential Directors. It is envisaged that a Nomination and Remuneration Committee will be established during the coming financial year.

### Audit committee

The Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are Non-executive Directors.

The members of the Audit Committee during the year were:

**Name**

Mr. Robert J. Edge (Chairman)

Mr. Fred Bart

Prof. Deon J. Venter

### Qualifications of audit committee members

Mr. Robert Edge FCA is a Chartered Accountant, Official Liquidator and Tax Agent. He has extensive experience at Board level with public companies in Australia and overseas and is currently CEO of International All Sports Limited. Prior to his appointment to the Company's Board, he served as Managing Director of Global Technology Limited. He has been a partner in B.D.O. and Ernst & Young and, as a consultant to Ferrier Hodgson, managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies. Robert was appointed to the Board on 19 April 2004 and serves as the Chairman of the Audit Committee.

Mr. Fred Bart has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries. He is also Chairman of Electro Optic Systems Holdings Limited. Fred was appointed to the Board on 26 October 1996.

Professor Venter M.B, Ph.D, MBA is Head of the Cancer Functional Genomics Laboratory at the Murdoch Children's Research Institute in Melbourne, and Head of the Cancer Epidemiology Program, Department of Pathology at University of Melbourne. He is also a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer. He was appointed to the Board on 17 April 2003.

For details on the number of meetings of the audit committee held during the year and the attendees at those meetings, refer to page 29 of this Annual Report.

### Performance

The performance of the Board and key executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period, an assessment of the performance of each Board member and key executive against specific and measurable qualitative and quantitative performance criteria was undertaken. The performance criteria against which directors and executives are assessed is aligned with the financial and non-financial objectives of Genetic Technologies Limited. Directors whose performance is consistently unsatisfactory may be asked to retire.

### Remuneration

One of the Company's key objectives is to provide maximum stakeholder benefits from the retention of a high quality Board and executive team by remunerating Directors and key executives fairly and appropriately with reference to relevant employment market conditions. Whilst the Company does not currently have a formal Remuneration Committee, the nature and amount of Executive Directors' and Officers' emoluments are linked to the Company's financial and operational performance. Further, it is envisaged that a Nomination and Remuneration Committee will be established during the coming financial year. The expected outcomes of the remuneration structure are:

- Retention and motivation of key executives;
- Attraction of quality management to the Company; and
- Performance incentives which allow executives to share the rewards of the success of Genetic Technologies Limited.

For details regarding the amount of remuneration and all monetary and non-monetary components for each of the five highest-paid (non-director) executives during the year and for all Directors, refer to Note 24 of the Notes to the Financial Statements. In relation to the payment of bonuses, options an other incentive payments, discretion is exercised by the Board, having regard to the overall performance of Genetic Technologies Limited and the performance of the individual during the period.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The Board is responsible for determining and reviewing compensation arrangements for the Directors themselves, the Executive Chairman and the executive team.

genetic technologies limited

ACN 009 212 328



# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of GENETIC TECHNOLOGIES LIMITED will be held at the following time and place:**

**Time:** 11.00 am

**Date:** Thursday 25 November 2004

**Place:** The Library
Park Hyatt Melbourne
1 Parliament Square
(Off Parliament Place)
East Melbourne Victoria 3002



# ORDINARY BUSINESS:

**1. Adoption of Financial Statements**

To receive and consider the financial report (financial statements, notes and Directors' declaration) for the year ended 30 June 2004, together with the consolidated accounts of the Company and its controlled entities in accordance with the Corporations Act 2001, and the respective reports of the Directors and Auditors.

**2. Ratification of Share Placement**

To consider and if thought fit, pass with or without amendment the following resolution as an ordinary resolution:

*"That for the purposes of ASX Listing Rule 7.4 and all other purposes this meeting approves and ratifies the allotment and issue by the Company of 16,666,667 fully paid ordinary shares in the Company at 75 cents each on 15 June 2004 to CY O'Connor ERADE Village Foundation".*

**3. Issue of Options to Director - Mr Robert Edge**

To consider and if thought fit, pass with or without amendment the following resolution as an ordinary resolution:

*"That for the purposes of ASX Listing Rules 7.1 and 10.14, Section 208(1) of the Corporations Act and all other purposes, the Directors be authorised to issue 500,000 Director Options to Mr Robert Edge to subscribe for Shares in the Company on the terms and conditions set out in the attached Explanatory Memorandum which accompanies this Notice of Meeting and upon exercise, to allot the resulting shares in Genetic Technologies Limited."*

**4. Re-election of Director - Mr Fred Bart**

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

*"To re-elect Mr Fred Bart who retires by rotation in accordance with Clause 95 of the Constitution and being eligible, offers himself for re-election."*

**5. Re-election of Director - Prof Deon Venter**

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

*"To re-elect Prof Deon Venter who retires by rotation in accordance with Clause 95 of the Constitution and being eligible, offers himself for re-election."*

**6. Re-election of Director - Mr Robert Edge**

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

*"To re-elect Mr Robert Edge who was appointed an additional director on 19 April 2004 in accordance with the Clause 92 of the Constitution and being eligible, offers himself for re-election."*

DATED: 9 September 2004

By order of the Board

I A Dennis
Company Secretary

# EXPLANATORY MEMORANDUM TO SHAREHOLDERS TO ACCOMPANY THE NOTICE OF ANNUAL GENERAL MEETING

This Memorandum has been prepared for the information of shareholders of Genetic Technologies Limited (referred to in this Memorandum as the "Company") in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held on Thursday 25 November 2004.



**1. Resolution 2 - Ratification of Share Placement**

(a) The resolution refers to ASX Listing Rule 7.4. This rule enables a company to restore its ability to issue shares and options within the 15% limit prescribed by Listing Rule 7.1 by obtaining Member ratification of an issue previously made within that limit.

(b) The subscriber to the placement was CY O'Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology in Western Australia. The 16,666,667 ordinary shares issued were the total consideration for the acquisition of the Foundation's intellectual property including all granted patents (USA Patent 6383747 and European Patent 0660877) and patent applications for any of the inventions claimed in either of these patents, and all intellectual property arising from or relating to these issued patents.

(c) The Company will disregard any votes cast on the resolution by any person who participated in the placement and any associate of those persons. However, the entity need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(d) There were no funds raised from the placement.

(e) Apart from the option issue contemplated in Resolution 3 below, the Company has no present intention to issue any additional securities, however the Directors believe it is prudent for the Company to renew its capacity to issue securities should it become appropriate at some future point.

**2. Resolution 3 - Issue of Options to a Director - Mr Robert Edge**

(a) Mr Robert Edge was appointed as a non-executive director of the Company on 19 April 2004 and as part of his non-executive director's remuneration was offered 500,000 Directors Options exercisable at an exercise price of $0.48 on or before 19 April 2010, subject to shareholder approval. Mr Robert Edge will also receive cash directors fees of $30,000 per annum as a non-executive director and as Chairman of the Audit Committee. The 500,000 Director Options proposed to be issued to Mr Robert Edge are to be issued under the terms of the Staff Share Plan approved by shareholders on 30 November 2001. The terms and conditions of these proposed Directors Options are set out in the attached schedule.

(b) In accordance with ASX Listing Rule 14.11 and Section 224 of the Corporations Act, the entity will disregard any votes cast on this resolution by:

(i) a director of the entity; and

(ii) an associate of any director.

However, the entity need not disregard a vote if:

(i) if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction form on the proxy; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(c) The maximum number of securities to be issued and for which approval is required is 500,000 Options.

(d) No Options have been issued to Directors or any associate of any Director under the Genetic Technologies Limited Staff Share Plan since the last approval on 28 November 2003.

**Chapter 2E of the Corporations Act**

Chapter 2E of the Corporations Act regulates the provision of financial benefits to related parties by a public company. Section 208 of the Corporations Act prohibits a public company giving a financial benefit to a related party unless one of a number of exceptions apply.

A "financial benefit" is defined in the Corporations Act in broad terms and includes a public company issuing securities.

For the purpose of this meeting, a "related party" includes

(a) a director;

(b) an entity over which a director has control: and

(c) an entity which believes, or has reasonable grounds to believe, that it is likely to become a related party in the future.

For the purposes of Chapter 2E of the Corporations Act, Mr Robert Edge is a related party of the Company by virtue of the fact that he is a director.

Section 208 of the Corporations Act provides that for a public company to give a financial benefit to a related party of that company, the public company must:

(a) obtain the approval of members in the way set out in Sections 217 to 227: and

(b) give the benefit within 15 months after the approval.

For the avoidance of doubt, the Company is seeking shareholder approval for the purposes of Chapter 2E of the Corporations Act in respect of the 500,000 Director Options proposed to be issued to Mr Robert Edge.

The following information is provided to satisfy the requirements of Section 219 of the Corporations Act:

(a) the proposed financial benefit to be given to Mr Robert Edge is the grant of 500,000 Director Options under the Staff Share Plan;

(b) Mr Robert Edge does not wish to make a recommendation to shareholders about the proposed resolution 3 because he has a material interest in the outcome of that resolution;

(c) as at the date of this Notice, Mr Robert Edge has no ordinary shares and is not entitled to any other securities in the Company;

(d) the 500,000 Director Options will be granted for no consideration and otherwise on the terms and conditions set out in Annexure A to this Explanatory Statement;

(e) the remaining Directors consider the incentive to Mr Robert Edge represented by the granting of the 500,000 Director Options is a cost effective and efficient incentive when compared to other forms of incentive (e.g. cash, bonuses or increased remuneration). The remaining Directors are not aware of any other information that would be reasonably required by shareholders to allow them to make an informed decision whether it is in the best interest of the Company to pass the resolution;

(f) if shareholders approve the grant of 500,000 Director Options to Mr Robert Edge and any or all of these options are exercised, the effect will be to dilute the shareholding of existing shareholders.

The market price for Shares during the term of the options would normally determine whether or not Mr Robert Edge exercises the options. If at any time any of these 500,000 unlisted options are exercised, and the shares which are trading on ASX are at a price which is higher than the exercise price of these options, then, there may be a perceived cost to the Company. Subject to any adjustments arising from any rights issues or bonus issues of securities by the Company, 500,000 ordinary shares will be allotted and issued upon exercise of the 500,000 Director Options with the effect that the shareholding of the existing shareholders will be diluted by approximately 0.17% (based on the number of ordinary shares currently on issue and assuming no other options are exercised). If all these 500,000 Director Options were exercised by Mr Robert Edge then the Company however would have received $240,000 in cash;

(g) the highest and lowest prices of the shares on ASX in the three months prior to the date of issue of this Notice of Meeting were 39.5 cents on 18 June 2004 and 30.5 cents on 18 August 2004 respectively. The highest and lowest prices of the shares on the ASX in the twelve months prior to the date of issue of this Notice of Meeting were 75 cents on 12 September 2003 and 30.5 on 18 August 2004;

(h) the value of the 500,000 Director Options and the option pricing methodology is set out below; and

(i) the primary purpose of the grant of the 500,000 Director Options is to provide an incentive to Mr Robert Edge to become a non-executive director of the Company and to provide dedicated and ongoing commitment and effort to the Company. Given this purpose, the remaining Directors do not consider that there are any opportunity costs to the Company of benefits foregone by the Company in granting the 500,000 Director Options to Mr Robert Edge under the proposed terms.

**Details concerning the value of Director Options**

The 500,000 Director Options proposed to be issued will not be listed on the ASX and as such will not be publicly tradeable.

The 500,000 Director Options may be converted to ordinary shares by payment of 48 cents each and may not have a present value at the date of grant. The Director Options may acquire future value dependent upon the extent to which the value of the ordinary shares exceed 48 cents during the term of the Director Options.

The Black-Scholes Option Pricing Model ("BSOPM") for valuing options has been adopted assuming a market value of the ordinary shares of 35 cents with a risk-free rate of 5.8% and volatility of 89%. The BSOPM is equal to approximately 25.5 cents per Director Option or a value to Mr Robert Edge of $127,500 over the six year term of the options.

The total remuneration package for Mr Robert Edge is $51,250 per annum made up of the estimated annual value of the Directors Options of $21,250 plus cash non-executive directors fee of $30,000 per annum.

# ANNEXURE A - TERMS AND CONDITIONS OF DIRECTORS OPTIONS PROPOSED TO BE ISSUED TO ROBERT EDGE

a) Each Option entitles the holder to subscribe for and be allotted one ordinary share in the capital of the Company. The exercise price is 48 cents per Option.

b) The Options are exercisable at any time prior to 5.00 pm on 19 April 2010 (the "Expiry Date") by notice in writing to the Directors accompanied by the payment of the exercise price.

c) The Options are not transferable, except with the Board's approval, or by force of law on death or legal incapacity.

d) No application will be made to the ASX for Official Quotation of the Options.

e) Shares will be allotted and issued pursuant to the exercise of Options not more than 10 business days after receipt of a properly executed Notice of Exercise and payment of the requisite application monies.

f) Shares issued upon exercise of the Options will rank pari passu in all respects with the Company's fully paid ordinary shares. The Company will apply for Official Quotation by the ASX of all shares issued upon exercise of Options within 3 Business Days after the date of allotment of those Shares.

g) There are no participating rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered or made to the shareholders during the currency of the Options. However, the Company will send a notice to each optionholder at least 9 business days before the record date for any proposed issue of capital. This will give optionholders the opportunity to exercise their Options prior to the date of determining entitlements to participate in any such issue.

h) There are no rights to a change in the exercise price, or in the number of Shares over which the Options can be exercised in the event of a bonus issue by the Company prior to the exercise of any Options.

i) In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights on an optionholder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of the reorganisation.

j) The Company will, at least 20 Business Days before the Expiry Date, send notices to the optionholders stating the name of the optionholder, the number of Options held, the number of Shares to be issued on exercise of the Options, the exercise price, the due date for payment of the exercise price, and the consequences of non-payment.

k) The Options will vest on the basis of 25% of the number of Options issued on each anniversary of the issue date of the Options.

# GENETIC TECHNOLOGIES LIMITED ACN 009 212 328
# PROXY FORM

I/We ______________________________________________

(BLOCK LETTERS)

of ______________________________________________

being the holder of ______________ ordinary shares in Genetic Technologies Limited hereby appoint:

A. * Name: ______________________________________________

of ______________________________________________

B. ** Name: ______________________________________________

of ______________________________________________

to exercise ________% of my voting rights; and ______________________

Name: ______________________________________________

of ______________________________________________

to exercise ________% of my voting rights; and ______________________

+ or failing him or her, the Chairman of the meeting.

as my proxy to vote and act for me and on my behalf at the ANNUAL GENERAL MEETING of Genetic Technologies Limited to be held on 25 November 2004 and any adjournment thereof. The Chairman of the meeting intends to vote in favour of the resolution in relation to any undirected proxies.

**Direction to proxy**

Mark either box if you wish to direct the proxy how to vote. If no mark is made the proxy may vote on the resolution or abstain from voting as the proxy thinks fit. If you appoint two proxies and wish them to vote differently this should be specified.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. The Chairman intends to use these proxies in favour of all the resolutions.

| **Ordinary Resolutions** | In favour of resolution | Against the resolution | Abstain |
|---|---|---|---|
| 1. Adoption of Accounts | ☐ | ☐ | ☐ |
| 2. Ratification of share placement | ☐ | ☐ | ☐ |
| 3. Issue of options to Robert Edge | ☐ | ☐ | ☐ |
| 4. Re-election of Mr Fred Bart | ☐ | ☐ | ☐ |
| 5. Re-election of Prof Deon Venter | ☐ | ☐ | ☐ |
| 6. Re-election of Robert Edge | ☐ | ☐ | ☐ |

Signed this _____ day of ______________________ 2004

______________________________ ______________________________

Signature of Shareholder(s)

# NOTES ON PROXY FORMS FOR THE ANNUAL GENERAL MEETING

**Notes on Completion of Proxy Forms**

* Complete section A if you desire to appoint one proxy.

** Complete section B if you desire to appoint two proxies.

+ Delete if the Chairman is not to be a proxy.

**Signing of the proxy form**

Each person registered as the holder of the above shares must sign the proxy form personally or by a duly appointed attorney or agent.

If a proxy is given by a corporation, a form of proxy must be executed under common seal of the corporation or under the hand of its attorney.

If a proxy is executed by an attorney of a member the attorney must declare that the attorney has no notice of revocation of the power of attorney and the relevant power of attorney if it has not already been noted by the company, must accompany the form of proxy.

**Entitlement to appoint proxies**

A member entitled to attend and vote at this meeting is entitled to appoint not more than two proxies who need not be members of the Company.

Where more than one proxy is appointed each proxy must be appointed to represent a specific proportion of the member's voting rights.

A proxy need not be a member of the Company.

**Lodgement of Proxy Form**

Forms to appoint proxies must be lodged with the Company not later than 11.00 am on 23 November 2004 at the Corporate Office of Genetic Technologies Limited at Suite 2, Level 12, 75 Elizabeth Street, Sydney, NSW 2000.

Proxies may also be faxed to the Corporate Office of Genetic Technologies Limited on (02) 9232 5313.